EXHIBIT 2.1

ASSET PURCHASE AGREEMENT

BY AND AMONG

NISOURCE INC.,

BAY STATE GAS COMPANY

AND

EVERSOURCE ENERGY

Dated as of February 26, 2020

i

Exhibits

A-1	Excluded Company Employees
A-2	Included Business Employees
B	Illustrative Example of Net Working Capital
C	Form of Transition Services Agreement
D-1	Form of Bill of Sale (Company)
D-2	Form of Bill of Sale (Seller Parent)
D-3	Form of Bill of Sale (Company Affiliate)
E-1	Form of Instrument of Assumption (Company)
E-2	Form of Instrument of Assumption (Company Affiliate)
F	Form of Intellectual Property Assignment Instrument
G	Form of Deed

v

ASSET PURCHASE AGREEMENT

ASSET PURCHASE AGREEMENT, dated as of February 26, 2020 (this “Agreement”), by and among NiSource Inc., a Delaware corporation (“Seller Parent”), Bay State Gas Company, a Massachusetts corporation and indirect wholly-owned subsidiary of Seller Parent (the “Company” and, together with Seller Parent, “Seller”), and Eversource Energy, a Massachusetts voluntary association (“Buyer”).

PRELIMINARY STATEMENT:

WHEREAS, the Company is engaged in the Business (as defined below); and

WHEREAS, the Company desires to sell to Buyer, and Buyer desires to purchase from the Company, the Purchased Assets (as defined below), and Buyer desires to assume from the Company the Assumed Liabilities (as defined below), each on the terms and subject to the conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth, it is hereby agreed by and among Seller Parent, the Company and Buyer as follows:

ARTICLE I

DEFINITIONS

Section 1.1.    Definitions. In this Agreement, the following terms have the meanings specified or referred to in this Section 1.1.

“Accounting Firm” has the meaning specified in Section 4.5(b).

“Accounting Firm Notice” has the meaning specified in Section 4.5(b).

“Action” has the meaning specified in Section 5.13(b).

“Affiliate” means, with respect to any Person, any other Person which directly or indirectly Controls, is Controlled by or is under Common Control with such Person (but only for so long as such Control exists).

“Agreed Accounting Principles” means GAAP applied on a basis consistent with the accounting principles, methods, practices, reserves and accruals utilized in preparing the Company’s balance sheet as of June 30, 2018.

“Agreement” has the meaning specified in the first paragraph of this Agreement.

“Allocation Schedule” has the meaning specified in Section 8.2(d).

“Alternative Proposal” has the meaning specified in Section 7.6.

“Antitrust Laws” has the meaning specified in Section 7.3(a).

“Assumed Liabilities” has the meaning specified in Section 2.1(c).

“Base Purchase Price” has the meaning specified in Section 3.1.

“Benefit Plan” means each “employee benefit plan” as defined in Section 3(3) of ERISA, whether or not subject to ERISA, and each other employee benefit plan, scheme, program, policy, contract and arrangement (including any bonus, commission, incentive compensation, deferred compensation, stock bonus, stock purchase, stock appreciation right, phantom equity restricted stock, stock option or other equity-based arrangement, and any retirement, pension, profit sharing, medical, dental, life, disability, welfare, fringe benefit, post-retirement, employment, termination, retention, bonus, change in control or severance plan, program, policy, arrangement, agreement or contract) whether or not reduced to writing, that is sponsored, maintained, contributed to, or required to be contributed to by Seller or any of its Affiliates covering or for the benefit of one or more Business Employees, Former Business Employees, or their beneficiaries or dependents.

“Bill of Sale (Company)” means the bill of sale substantially in the form of Exhibit D-1.

“Bill of Sale (Company Affiliate)” means the bill of sale substantially in the form of Exhibit D-3.

“Bill of Sale (Seller Parent)” means the bill of sale substantially in the form of Exhibit D-2.

“Burdensome Condition” has the meaning specified in Section 7.3(h).

“Business” means the business of storing, distributing or transporting natural gas to residential, commercial and industrial customers in Massachusetts, as conducted by the Company with certain support services from the Company’s Affiliates.

“Business Day” means any day that is not a Saturday, Sunday or other day that banks generally in Boston, Massachusetts or New York, New York are closed.

“Business Employee” means (a) any employee of the Company other than the employees listed on Exhibit A-1, and (b) the individuals listed on Exhibit A-2.

“Business Indebtedness” means (a) all indebtedness for borrowed money of the Company, including any indebtedness evidenced by notes, bonds, debentures or similar instruments or debt securities, (b) obligations of the Company for the deferred purchase price of property or services (including all “earn-out” obligations or other deferred purchase price obligations), conditional sale obligations or title retention policies (excluding trade accounts payable), (c) all obligations owed by the Company pursuant to any letter of credit, banker’s acceptances, letter of guarantee, performance or surety bond or similar instrument or interest rate, currency swap or other hedging agreement or transaction, (d) any of the foregoing obligations which is secured by an Encumbrance on the Purchased Assets, (e) all obligations of the Seller or its Affiliates in respect of accrued, but unpaid, severance with respect to Business Employees or Former Business Employees, (f) any unfunded nonqualified deferred retirement plan or deferred compensation liability of Seller or its Affiliates with respect to Business Employees or Former Business Employees, (g) any withdrawal liability of Seller or its Affiliates associated with any Seller Pension Plan, (h) the employer portion of any Taxes arising from the liabilities described in clauses (e) through (g) hereof, (i) all intercompany loans to the Company other than the Intercompany Loans, (j) the Company Notes, (k) all accrued and unpaid interest on, and applicable prepayment premiums, breakage costs, penalties or similar contractual charges arising as a result of the discharge at Closing of, any such foregoing obligations and all fees and expenses related thereto, and (l) any of the foregoing for which the Company is liable as an obligor, guarantor, surety or otherwise.

“Business Records” means all books, records, ledgers and files or other similar information (whether in paper, electronic or other form) of (a) the Company and (b) its Affiliates to the extent, in the case of clause (b), related to the Business, including (i) customer lists (including pricing information, credit information and historical sales information for each such customer), vendor lists, customer relationship databases, lists of prospects, and lists of other purchasers of goods and services from the Business, (ii) all market research, marketing and promotional plans and materials and sales and marketing information, (iii) advertising and publicity materials and brochures, (iv) records of operation, standard forms of documents, and manuals of operations or business procedures, and (v) financial statements and other financial records.

“Buyer” has the meaning specified in the first paragraph of this Agreement.

“Buyer Ancillary Agreements” means all agreements, instruments and documents being or to be executed and delivered by Buyer under this Agreement or in connection herewith.

“Buyer Disclosure Letter” means the disclosure letter dated as of the date of this Agreement delivered by Buyer to Seller.

“Buyer Indemnitee” has the meaning specified in Section 11.1(a).

“Buyer OPEB Plan” means an “employee welfare benefit plan” as defined in Section 3(1) of ERISA established or maintained by the Buyer or any of its Subsidiaries prior to the Closing for the purpose of providing post-employment health and welfare benefits.

“Buyer Party” means (a) Buyer, (b) Buyer’s controlled Affiliates and (c) the officers, directors, employees and agents of Buyer or any of its controlled Affiliates.

“Cap” has the meaning specified in Section 11.1(a)(z).

“Change In Law” means the adoption, promulgation, modification, reinterpretation or change in the enforcement of any law, rule, regulation, ordinance or order or any other Requirement of Law of any Governmental Body that occurs subsequent to the date of this Agreement or the written or oral announcement by any Governmental Body of any proposed or contemplated change in any law, rule, regulation, ordinance or any other Requirement of Law of such Governmental Body that occurs subsequent to the date of this Agreement.

“Claim” has the meaning specified in Section 11.5(a).

“Claim Notice” has the meaning specified in Section 11.3.

“Closing” means the closing of the sale and transfer of the Purchased Assets from the Seller and its Affiliates to Buyer, together with the assumption of the Assumed Liabilities by Buyer.

“Closing Date” has the meaning specified in Section 4.1.

“Closing Date Estimate” has the meaning specified in Section 4.2(a).

“Closing Statement” has the meaning specified in Section 4.5(a).

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” has the meaning specified in the first paragraph of this Agreement.

“Company Ancillary Agreements” means all agreements, instruments and documents being or to be executed and delivered by the Company under this Agreement or in connection herewith.

“Company Indenture” means the Indenture, dated as of April 1, 1991, between the Company and U.S. Bank National Association, as successor trustee, as amended and supplemented by the First Supplemental Indenture, dated as of January 6, 1999, and the Second Supplemental Indenture, dated as of October 3, 2011, and as it may be further amended and supplemented from time to time.

“Company IP” has the meaning specified in Section 5.10(a).

“Company Notes Consent” has the meaning specified in Section 8.8.

“Company Notes” means the Company’s 6.26% Medium Term Notes due February 15, 2028 and the Company’s 6.43% Medium Term Notes due December 15, 2025.

“Company Pension Plans” means the Pension Plans sponsored by the Company: the Bay State Gas Company Pension Plan and the Bay State Union Pension Plan.

“Competition Law” means any Requirements of Law that provide for merger control or are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, lessening of competition or restraint of trade.

“Confidentiality Agreement” means that certain letter agreement dated November 20, 2019 between Buyer and Seller Parent.

“Consents” has the meaning specified in Section 2.2(a).

“Consolidated Tax Group” means any “affiliated group” (as defined in Section 1504(a) of the Code) that includes Seller, and any similar group of corporations that includes Seller and files state or local income Tax Returns on a combined, consolidated or unitary basis.

“Contracts” means all contracts, subcontracts, agreements, leases, subleases, licenses, commitments, sales and purchase orders, and other instruments, arrangements, understandings or obligations of any kind to which a Person is a party, by which a Person is bound or by which any of the assets or properties of a Person is bound.

“Control” means beneficial ownership of more than 50% of the equity or voting securities of any other Person. The terms “Controlled by,” “under Common Control with” and “Controlling” have correlative meanings.

“Copyrights” means United States registered copyrights and pending applications to register the same.

“Court Order” means any judgment, order, award or decree of any foreign, federal, state, local or other court or tribunal and any award in any arbitration proceeding.

“Current Litigation” means litigation pending against the Company or its Affiliates with respect to the Business, or its or their respective directors or employees with respect to the Business, as of the Closing Date, including the matters listed in Section 1.1(a)(i) of the Seller Disclosure Letter.

“Data Room” has the meaning specified in Section 6.8.

“Debt Breakage Cost Amount” means fifty percent (50%) of the difference between (i) all amounts incurred or paid, or to be incurred or paid, by Seller or any of its Affiliates prior to or at the Closing in connection with fulfillment of Seller’s obligations set forth in Section 8.7 (including the aggregate amount paid to all holders of the Company Notes to (w) Repay any Company Notes and (x) in connection with Seller’s efforts to obtain the Company Notes Consent, and in the case of each of clause (w) and clause (x), any and all other fees, costs and expenses incurred or paid, or to be incurred or paid, in connection with the foregoing) and (ii) the sum of (y) the outstanding aggregate principal amount of the Company Notes Repaid at or prior to the Closing and (z) the aggregate amount of accrued and unpaid interest on such Repaid Company Notes at the time such Company Notes were Repaid.

“Declaration of Trust” means the Declaration of Trust of Buyer, dated as of January 15, 1927, as amended from time to time.

“Deductible” has the meaning specified in Section 11.1(a)(y).

“Deeds” means, collectively, the special quitclaim deeds for the transfer of all Owned Real Property, in recordable form, on a county-by-county basis, in the form of Exhibit G.

“Delayed Asset” has the meaning specified in Section 2.2(a).

“Delayed Liability” has the meaning specified in Section 2.2(a).

“Delivery Date” has the meaning specified in Section 4.5(a).

“Dispute Notice” has the meaning specified in Section 4.5(b).

“Downward Adjustment Amount” has the meaning specified in Section 4.5(c)(ii).

“Easements” has the meaning specified in Section 5.8(c).

“Encumbrance” means any lien, charge, security interest, encumbrance, mortgage, pledge, easement, encroachment, right of way, right of first refusal, conditional sale or other title retention agreement, title exception, defect in title or other restriction of a similar kind.

“Environmental Law” means all Requirements of Law relating to pollution or protection of the environment, including the use, handling, storage, disposal, discharge or Release of Hazardous Materials.

“Environmental Permits” means all Permits required pursuant to any Environmental Law.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to any Person, any other Person that, at the relevant time, together with such first Person, would be treated as a single employer under Code Section 414(b), (c), (m) or (o).

“Estimated Purchase Price” has the meaning specified in Section 4.2(a).

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Excluded Assets” has the meaning set forth in Section 2.1(b).

“Excluded Liabilities” has the meaning set forth in Section 2.1(d).

“Expenses” means any and all out-of-pocket expenses incurred in connection with defending or asserting any claim, action, suit or proceeding hereunder (including court filing fees, court costs, arbitration fees or costs, witness fees and reasonable fees and disbursements of legal counsel, expert witnesses, accountants and other professionals).

“Final Purchase Price” has the meaning specified in Section 4.5(c).

“Financial Statements” has the meaning specified in Section 5.4(a).

“Former Business Employee” means each former employee of the Company (other than a Transferring Employee) who (i) terminated employment prior to the Closing Date or in connection with the transaction pursuant to this Agreement and (ii) whose last employment with any controlled Affiliate of Seller Parent prior to such employee’s termination of employment was with the Company.

“Franchises” has the meaning specified in Section 5.14(a)(v).

“Fraud” means, (a) with respect to Seller, a representation and warranty expressly made by Seller in Article V that was deliberately made while being to the Knowledge of Seller untrue at the time it was made and (b) with respect to Buyer, a representation and warranty expressly made by Buyer in Article VI that was deliberately made while being to the Knowledge of Buyer untrue at the time it was made.

“Fundamental Representations” means the representations and warranties of Seller contained in Section 5.1(a) (Organization), Section 5.1(c) (Power and Authority), Section 5.3(a) (Authority of Seller) and Section 5.22 (No Brokers).

“GAAP” means United States generally accepted accounting principles, consistently applied.

“GLI Insurance Proceeds” means any insurance proceeds or other recoveries under insurance policies of Seller or any of its Affiliates as a result of or in connection with the Greater Lawrence Incident.

“GLI Proceeding” means any Action relating to the Greater Lawrence Incident.

“Governmental Body” means any U.S. or foreign, federal, state, local or other government, political subdivision, governmental, regulatory or administrative authority, Tax authority, instrumentality, agency body or commission, self-regulatory organization, court, any tribunal or judicial or arbitral body, including any department of insurance.

“Governmental Permits” has the meaning specified in Section 5.7.

“Greater Lawrence Incident” means the events described in the MDPU Order on Scope dated December 23, 2019 (D.P.U. 19-141), including the fires and explosions that occurred on September 13, 2018 in Lawrence, Andover and North Andover, Massachusetts related to the delivery of natural gas by the Company and the subsequent shut-down of the Company’s affected gas delivery system by September 14, 2018, the Company’s restoration and recovery efforts undertaken in response thereto from and including September 14, 2018, and the gas leak that occurred on September 27, 2019 on a main that the Company installed during such efforts and the Company’s restoration of outages resulting from such leak.

“Hazardous Materials” means (a) petroleum or petroleum products, radioactive materials, friable asbestos and polychlorinated biphenyls and (b) any material, substance or waste that is defined as “hazardous” or “toxic” under Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indemnified Party” has the meaning specified in Section 11.3.

“Indemnitor” has the meaning specified in Section 11.3.

“Instrument of Assumption (Company)” means the instrument of assumption substantially in the form of Exhibit E-1.

“Instrument of Assumption (Company Affiliate)” means the instrument of assumption substantially in the form of Exhibit E-2.

“Intangible Franchise Rights” means the assets of the type accounted for in the Financial Statements as “intangible franchise rights”.

“Intellectual Property” means Copyrights, Patent Rights, Trademarks and Trade Secrets.

“Intercompany Loans” means (a) the Promissory Note, dated as of December 21, 2004, by the Company in favor of Seller Parent in the amount of $35,000,000, (b) the Promissory Note, dated as of December 16, 2011, by the Company in favor of Seller Parent in the amount of $11,000,000, (c) the Promissory Note, dated as of November 28, 2012, by the Company in favor of Seller Parent in the amount of $8,000,000, (d) the Promissory Note, dated as of March 18, 2013, by the Company in favor of Seller Parent in the amount of $50,000,000, (e) the Promissory Note, dated as of September 24, 2013, by the Company in favor of Seller Parent in the amount of $22,000,000, (f) the Promissory Note, dated as of November 20, 2014, by the Company in favor of Seller Parent in the amount of $28,400,000, (g) the Promissory Note, dated as of June 26, 2015, by the Company in favor of Seller Parent in the amount of $15,000,000, (h) the Promissory Note, dated as of December 30, 2015, by the Company in favor of Seller Parent in the amount of $15,000,000, (i) the Promissory Note, dated as of June 30, 2016, by the Company favor of Seller Parent in the amount of $58,000,000, (j) the Promissory Note, dated as of June 30, 2017, by the Company in favor of Seller Parent in the amount of $15,000,000, (k) the Promissory Note, dated as of September 29, 2017, by the Company in favor of Seller Parent in the amount of $7,000,000 and (l) the Promissory Note, dated as of December 29, 2017, by the Company in favor of Seller Parent in the amount of $45,000,000.

“IRS” means the Internal Revenue Service.

“Key Employees” has the meaning specified in Section 5.17(a).

“Knowledge of Buyer” means, as to a particular matter, the current actual knowledge of the people listed on Section 1.1 of the Buyer Disclosure Letter following reasonable inquiries of the direct reports of such people that such people reasonably expect to have actual knowledge of such fact or matter.

“Knowledge of Seller” means, as to a particular matter, the current actual knowledge of the people listed on Section 1.1(a)(ii) of the Seller Disclosure Letter following reasonable inquiries of the direct reports of such people that such people reasonably expect to have actual knowledge of such fact or matter.

“Labor Union” has the meaning specified in Section 5.14(a)(ii).

“Leased Real Property” has the meaning specified in Section 5.8(b).

“Licensed Marks” has the meaning specified in Section 8.1(a).

“Losses” means any and all out-of-pocket losses, liabilities, costs, settlement payments, awards, judgments, fines, penalties, damages, deficiencies, interest, Taxes, Expenses or other charges of any kind.

“Material Adverse Effect” means any effect, occurrence, change or event (i) that would prevent or materially and adversely impair the ability of Seller to consummate the transactions contemplated by this Agreement or (ii) that has had, or would reasonably be expected to have, individually or together with one or more other effects, occurrences, changes or events, a material adverse effect on the results of operations, financial condition, assets or liabilities of the Business taken as a whole, other than, for the purpose of clause (ii), any such effect resulting or arising from (except, in the case of clauses (a), (c), (f), (j) or (k) to the extent such matter has a disproportionate effect on the Business relative to other businesses operating in the industry in which the Business operates): (a) general economic or political conditions or any conditions generally affecting any segment of the industries in which the Business operates, (b) any failure by the Business to meet financial projections, forecasts or revenue or earning predictions for any period (it being understood that the underlying causes of the failure to meet such projections or forecasts may be taken into account in determining whether a Material Adverse Effect has occurred), (c) any Change In Law or in the accounting requirements or principles imposed on the Business or any interpretation of any of the foregoing, (d) the execution of this Agreement, the public announcement hereof, the pendency of this Agreement and the transactions contemplated hereby or the consummation of the transactions contemplated hereby (including any adverse effect resulting from any action by a Governmental Body taken in connection with the MDPU Approval), including adverse changes in the Business’ relationship with its employees, customers, partners or suppliers, (e) the failure to obtain any consent from any Third Party in connection with the transactions contemplated hereby, (f) any change in currency exchange rates, interest rates or the financial or securities markets generally, (g) any action taken by (or at the written request of) Buyer or any of its Affiliates, (h) any asset or property of Seller or its Affiliates that is not being transferred pursuant to this Agreement, (i) any external communication by Buyer or any of its Affiliates regarding the plans or intentions of Buyer with respect to the Purchased Assets, Assumed Liabilities or the conduct of the Business following the Closing, (j) changes caused by acts of terrorism or war (whether or not declared) occurring after the date of this Agreement, (k) any “act of God,” including natural disasters and earthquakes, and (l) any event relating to the Greater Lawrence Incident that occurred prior to the date of this Agreement.

“Material Contract” has the meaning specified in Section 5.14(a).

“MDPU” means the Massachusetts Department of Public Utilities.

“MDPU Approval” means the approval of the transactions contemplated hereby as required by the MDPU and any applicable rules and regulations promulgated by the MDPU.

“MDPU Required Regulatory Approval” has the meaning specified in Section 7.3(a).

“MDPU Required Resolution” means the final resolution or termination of all pending actions, claims and Proceedings against Seller and its Affiliates under the jurisdiction of the MDPU and all future actions, claims and Proceedings against Seller and its Affiliates relating to the Greater Lawrence Incident under the jurisdiction of the MDPU, each as determined by Seller Parent in its reasonable discretion.

“Merged Company Pension Plan” has the meaning specified in Section 8.3(f).

“Net Working Capital” means (a) the categories of current assets of the Company described in the line items designated as “included” on Exhibit B to the extent included in the Purchased Assets, minus (b) the categories of current liabilities of the Company described in the line items designated as “included” on Exhibit B to the extent included in the Assumed Liabilities, each determined as of 12:01 am (Eastern time) on the Closing Date in accordance with the Agreed Accounting Principles. Net Working Capital shall be based exclusively on the facts and circumstances as they exist as of immediately preceding the Closing and shall exclude the effects of Buyer consummating the Closing (including Buyer’s financing of the Purchase Price); provided, however, that Net Working Capital shall exclude any costs or liabilities related to the redemption of Business Indebtedness but shall be increased by the Debt Breakage Cost Amount.

“Non-Active Employees” has the meaning specified in Section 8.3(a).

“Ongoing Shared Contracts” has the meaning specified in Section 2.2(e)(i).

“Order” means any order, decision, decree or directive of a Governmental Body.

“Other Seller Pension Plans” means the Seller Pension Plans other than the Company Pension Plans.

“Owned Real Property” has the meaning specified in Section 5.8(a).

“Patent Rights” means United States patents, patent applications, continuations, continuations-in-part, divisions and reissues.

“Pension Plan” means any “employee pension benefit plan” as defined in Section 3(2) of ERISA that is subject to Title IV of ERISA.

“Permits” means permits, licenses, approvals, certificates and other authorizations of any Governmental Body.

“Permitted Encumbrances” means (a) statutory liens for current Taxes and assessments that are (i) not yet due and payable or (ii) being contested in accordance with applicable Requirements of Law in good faith and for which appropriate reserves have been established in accordance with GAAP, to the extent required; (b) liens of landlords and liens of carriers, warehousemen, mechanics and materialmen and other like liens arising in the ordinary course of business for sums not yet due and payable and for which appropriate reserves have been established in accordance with GAAP, to the extent required, and which in the aggregate are not substantial in amount and do not materially interfere with the present use of the assets to which they apply; (c) Encumbrances evidenced by any security agreement, financing statement, purchase money agreement, conditional sales contract, capital lease or operating lease, or by any license, coexistence agreement, undertaking, declaration, limitation of use or consent to use, in each case that is described in Section 5.14 of the Seller Disclosure Letter; (d) any matters that are disclosed on any survey or in any title insurance policies or any title insurance commitments that have been made available to Buyer or obtained by or on behalf of Buyer; (e) other Encumbrances or imperfections in title, easements, leases, licenses, restrictions, activity and use limitations that, in each case or in the aggregate, do not materially impair the existing use of the real property affected; (f) the terms and conditions of any Governmental Permit and any order of a Governmental Body applicable generally to utility companies operating in Massachusetts; (g) applicable zoning ordinances or land use and environmental Requirements of Law relating to the Real Property, provided that such restrictions do not materially interfere with the operation of that portion of the Business currently conducted on such Real Property; (h) all rights of any Person under any condemnation, eminent domain or other similar Proceedings which are pending or threatened in writing as of the date hereof, in each case which do not materially impair the existing use of the real property affected; (i) liens not created by the Company that affect the underlying fee interest of any leased or licensed real property or real property that is subject to an easement; (j) the terms of any Real Property Lease made available to the Buyer or Easement; (k) non-exclusive licenses to Intellectual Property or Software; (l) source code escrow agreements for Software; (m) Encumbrances pursuant to the Securities Act or any regulations thereunder or any securities Requirements of Law of any U.S. state or other jurisdiction and (n) Encumbrances identified in Section 1.1(b) of the Seller Disclosure Letter.

“Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization or a Governmental Body, or any department, agency or political subdivision thereof.

“Post-Closing Usage Period” has the meaning specified in Section 8.1(a).

“Privileged Information” has the meaning specified in Section 13.17(c).

“Proceeding” means any investigation, lawsuit or other legal or administrative proceeding before, or initiated or conducted by, any Governmental Body.

“Purchase Price” has the meaning specified in Section 3.1.

“Purchased Assets” has the meaning specified in Section 2.1(a).

“Real Property” has the meaning specified in Section 5.8(d).

“Real Property Lease” has the meaning specified in Section 5.8(b).

“Reference Balance Sheet” means the unaudited balance sheet of the Company at December 31, 2019.

“Reference Balance Sheet Date” means December 31, 2019.

“Regulatory Assets” means deferred charges and other rights of the Company to potentially recover amounts from customers through rates and charges in future periods (together with any interest or return thereon, as applicable).

“Regulatory Entity” has the meaning specified in Section 5.17(a).

“Regulatory Liabilities” means liabilities to refund or credit amounts to customers through rates and charges in future periods (together with any interest or return thereon, as applicable).

“Regulatory Permits” has the meaning specified in Section 5.17(a).

“Regulatory Proceeding” has the meaning specified in Section 5.17(a).

“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping or disposing into the environment.

“Remedial Action” has the meaning specified in Section 7.3(e).

“Repay” or “Repaid” has the meaning specified in Section 8.8.

“Requirements of Law” means any foreign, federal, state and local laws, statutes, regulations, rules, codes, ordinances or legally binding Orders enacted, adopted, issued or promulgated by any Governmental Body.

“Retained Names and Marks” has the meaning specified in Section 8.1(a).

“Review Period” has the meaning specified in Section 4.5(b).

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Seller” has the meaning specified in the first paragraph of this Agreement.

“Seller Ancillary Agreements” means the Seller Parent Ancillary Agreements and the Company Ancillary Agreements.

“Seller Disclosure Letter” means the Seller Disclosure Letter dated as of the date of this Agreement delivered by Seller to Buyer.

“Seller Guaranties” has the meaning specified in Section 8.5.

“Seller Indemnitee” has the meaning specified in Section 11.2(a).

“Seller Parent” has the meaning specified in the first paragraph of this Agreement.

“Seller Parent Ancillary Agreements” means all agreements, instruments and documents being or to be executed and delivered by Seller Parent under this Agreement or in connection herewith.

“Seller Party” means (a) Seller Parent, (b) Seller Parent’s controlled Affiliates (including the Company) and (c) the officers, directors and employees of Seller Parent or any of its controlled Affiliates (including the Company).

“Seller Pension Plans” means any Pension Plan sponsored by Seller or its Affiliates.

“Shared Contract Obligations” means those provisions and obligations under each Shared Contract to the extent they relate to the Business and are attributable to the period on and after the Closing under a Shared Contract.

“Shared Contract Rights” means those provisions and rights under each Shared Contract to the extent that they relate to the Business and are attributable to the period on and after the Closing under a Shared Contract.

“Shared Contracts” means all Contracts which have rights or obligations affecting both the Business, on the one hand, and other businesses of Seller Parent or any of its controlled Affiliates (other than the Company), on the other hand, and are not primarily related to the Business.

“Sidley” has the meaning specified in Section 13.17(a).

“Software” means computer software programs, whether in source code, object code or human readable form, and related documentation.

“Straddle Period” means any taxable year or period beginning on or before and ending after the Closing Date.

“Target Working Capital” means an amount equal to $30,263,516.

“Tax” (and, with correlative meaning, “Taxes”) means (a) any and all federal, state, local or foreign income, gross receipts, real or personal property, intangible property, real or personal property, intangible property, escheat or unclaimed property obligation, sales, use, license, excise, franchise, employment, payroll, withholding, alternative or add-on minimum, ad valorem, value added, transfer or excise tax, estimated, or any other similar tax, custom, duty, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or penalty or additions thereto, in each case whether disputed or not, and (b) any liability for the payment of any amounts of the type described in clause (a) as a result of being a member of an affiliated, consolidated, combined or unitary group, as a result of any tax sharing or tax allocation agreement, arrangement or understanding, or as a result of being liable for another Person’s taxes as a transferee or successor or otherwise pursuant to applicable Requirements of Law (excluding any liability arising under Section 2.1(c)(vi) with respect to any Transferred Contract the principal subject matter of which is not Tax).

“Tax Return” means any return, report or similar statement filed or required to be filed with respect to any Tax (including any attached schedules), including any information return, claim for refund, election, or declaration of estimated Tax, and including any amendments thereof.

“Termination Date” has the meaning specified in Section 12.1(e).

“Third Party” or “Third-Party” means any Person other than Seller Parent, the Company, Buyer or their respective Affiliates.

“Trade Secrets” means confidential ideas, trade secrets, know-how, concepts, methods, processes, formulae, reports, data, customer lists, mailing lists, business plans and other proprietary information that provides the owner with a competitive advantage and is subject of efforts by the owner that are reasonable under the circumstances to maintain its secrecy.

“Trademarks” means any and all trademarks, service marks, trade dress, logos, slogans and trade names, together with all adaptations, derivations and combinations thereof, and all goodwill associated with any of the foregoing throughout the world.

“Transaction Expenses” means, without duplication, all of the fees and expenses incurred by Seller incident to the negotiation and preparation of this Agreement and its performance and compliance with the agreements and conditions contained herein, including (i) the fees and expenses of Seller’s bankers, counsel, accountants, advisors, agents and representatives and (ii) any success, transaction, retention, change of control, special or other bonuses, severance payments, or similar amounts payable by the Company to any current or former employee, independent contractor, officer or director, in each case payable upon or in connection with the consummation of the transactions contemplated by this Agreement as well as the employer portion of any Taxes arising from the foregoing.

“Transitional Marks” has the meaning specified in Section 8.1(a).

“Transfer Taxes” has the meaning specified in Section 8.2(b).

“Transferred Contracts” has the meaning specified in Section 2.1(a)(vii).

“Transferred Tax Returns” has the meaning specified in Section 2.1(a)(xi).

“Transferring Employee” has the meaning specified in Section 8.3(a).

“Transition Services Agreement” means the agreement substantially in the form of Exhibit C providing for certain transition services by NiSource Corporate Services Company to Buyer and its applicable Affiliates after the Closing.

“Treasury Regulation” means any regulation promulgated under the Code by the United States Department of Treasury.

“U.S.” means the United States of America.

“Union Employee” has the meaning specified in Section 8.3(a).

“Upward Adjustment Amount” has the meaning specified in Section 4.5(c)(i).

“Wilmer Hale” has the meaning specified in Section 13.17(a).

“Working Capital Deficit” has the meaning specified in Section 3.1.

“Working Capital Excess” has the meaning specified in Section 3.1.

Section 1.2.    Interpretation. In this Agreement (including the annexes, exhibits and schedules to this Agreement):

(a)    words denoting the singular include the plural and vice versa, and words denoting any gender include all genders;

(b)    “including” means “including without limitation;”

(c)    when calculating the period of time within which or following which any act is to be done or step taken, the date that is the reference day in calculating such period shall be excluded and, if the last day of such period is not a Business Day, the period shall end on the next day that is a Business Day;

(d)    all dollar amounts are expressed in United States dollars, and all amounts payable hereunder shall be paid in United States dollars;

(e)    money shall be tendered by wire transfer of immediately available federal funds to the account designated in writing by the party that is to receive such money;

(f)    unless the context otherwise requires, references herein to articles, sections, annexes, exhibits and schedules mean the articles and sections of, and the annexes, exhibits and schedules attached to, this Agreement;

(g)    the words “hereof,” “hereby,” “herein,” “hereunder” and similar terms in this Agreement refer to this Agreement as a whole, including the exhibits and schedules to this Agreement, and not only to a particular section in which such words appear;

(h)    the phrase “to the extent” shall mean the extent or degree to which a subject or thing extends, and not simply be construed to mean the word “if”;

(i)    a document shall be “made available” or delivered to Buyer if such document is deposited in the Data Room and Buyer is provided access thereto, or was otherwise provided to Buyer on the date hereof, on or prior to 5:30 p.m. Eastern Time on the date hereof; and

(j)    the term “or” shall not be deemed to be exclusive.

ARTICLE II

PURCHASE AND SALE

Section 2.1.    Purchase and Sale.

(a)    Purchased Assets. Except as expressly identified as an Excluded Asset in Section 2.1(b), upon the terms and subject to the conditions of this Agreement, on the Closing Date, (x) the Company shall sell, transfer, assign, convey and deliver to Buyer, and Buyer shall purchase and accept from the Company, free and clear of all Encumbrances (except for Permitted Encumbrances), all of the Company’s right, title and interest, in, to and under all assets, properties and rights held by the Company as of the Closing, of every type and description, tangible and intangible, (y) Seller Parent shall sell, transfer, assign, convey and deliver to Buyer, and Buyer shall purchase and accept from Seller Parent, free and clear of all Encumbrances (except for Permitted Encumbrances), all of Seller Parent’s right, title and interest, in, to and under the notes receivable held by Seller Parent in respect of the Intercompany Loans, (z) Seller Parent shall and shall cause the Company’s Affiliates to transfer, assign, convey and deliver to Buyer, and Buyer shall accept from Seller Parent and such Affiliates, free and clear of all Encumbrances (except for Permitted Encumbrances), all of Seller Parent’s and such Affiliates’ right, title and interest, in, to and under (I) all assets, properties and rights held by Seller Parent or such Affiliates as of the Closing wherever located and whether or not reflected in the Business Records, that primarily relate to the Business and (II) the Business Records held by Seller Parent or such Affiliates as of the Closing to the extent related to the Business (the assets described in clauses (x), (y) and (z) collectively, the “Purchased Assets”), including all of the Company’s, Seller Parent’s and their Affiliates’ right, title and interest, in, to and under the following:

(i)    all Owned Real Property listed in Section 5.8(a) of the Seller Disclosure Letter, together with all structures, facilities, fixtures, systems, improvements and items of property located thereon, or attached or appurtenant thereto;

(ii)    all Real Property Leases for the Leased Real Property listed in Section 5.8(b) of the Seller Disclosure Letter, including any leasehold improvements thereto;

(iii)    all Easements;

(iv)    all machinery, equipment (including information technology, communications equipment and computers), vehicles, furniture, tools, tooling, dies, stores, parts, supplies, prototypes and other tangible and electronic embodiments of Intellectual Property and Software and personal property owned by (I) the Company or (II) its Affiliates that, in the case of clause (II), primarily relate to the Business;

(v)    all Company IP owned by (I) the Company or (II) its Affiliates that, in the case of clause (II), primarily related to the Business (which, for the avoidance of doubt, includes all Software included in the Company IP owned by (I) the Company or (II) its Affiliates that, in the case of clause (II), primarily relates to the Business);

(vi)    all of the Company’s prepaid expenses, accounts receivable, trade accounts and notes receivable, including payments with respect thereto actually received by the Company after the Closing, and all other assets of the Company reflected in Net Working Capital (as finally determined);

(vii)    subject to Section 2.2, (A) all Contracts to which the Company is a party and (B) all Contracts to which any of the Company’s Affiliates is a party that primarily relate to the Business (other than any Contracts that constitute Excluded Assets, the “Transferred Contracts”), including all Contracts pursuant to which (I) the Company licenses Software or Intellectual Property or (II) any of the Company’s Affiliates licenses Software or Intellectual Property that, in the case of clause (II), primarily relates to the Business, and those Contracts set forth in Section 5.14 of the Seller Disclosure Letter, in each case, unless earlier terminated, cancelled or expired in accordance with the terms hereof and thereof;

(viii)    all Permits, including all Governmental Permits, all Environmental Permits and all franchises, powers and rights of the Business as a gas company under Massachusetts General Laws Chapter 164, in each case (A) of the Company or primarily related to the Business and (B) to the extent transferable;

(ix)    all of (I) the Company’s or (II) its Affiliates’ rights, claims or causes of action against Third Parties, in the case of clause (II) primarily related to the Business; provided, that such rights, claims and causes of action will be assigned without warranty or recourse;

(x)    all warranties, indemnities and guarantees given to (I) the Company or (II) its Affiliates to the extent, in the case of clause (II), primarily related to the Business and all benefits arising therefrom, including those made or given by manufacturers, contractors, architects, engineers, consultants, vendors, suppliers and other Third Parties;

(xi)    all property Tax Returns and state utility Tax Returns of the Company or any other Tax Returns and Tax records relating exclusively to the Purchased Assets or the Business for taxable periods beginning after January 1, 2015 (the “Transferred Tax Returns”);

(xii)    all gas and other materials included in the inventory of the Company; and

(xiii)    all of the Regulatory Assets.

(b)    Excluded Assets. Notwithstanding anything to the contrary contained in Section 2.1(a), the following assets shall not be included among the Purchased Assets and are excluded from the sale, assignment, transfer and delivery provided in Section 2.1 (collectively, the “Excluded Assets”):

(i)    all cash, bank accounts, bank deposits, certificates of deposit, commercial paper, treasury bills and notes, marketable securities and other cash equivalents and all other items of the types included as cash and cash equivalents on the Financial Statements;

(ii)    other than the notes receivable held by Seller Parent in respect of the Intercompany Loans, all intercompany receivables, including resulting from any loans owed to the Company or its Affiliates by any of their respective Affiliates;

(iii)    the Retained Names and Marks;

(iv)    all internet domains (or subdomains) of which any of the Retained Names and Marks forms a part (but not, for the avoidance of doubt, any materials that appear on any such internet domain (or subdomain) that otherwise is a Purchased Asset);

(v)    all Business Records to the extent (I) relating to any Excluded Asset or Excluded Liability, (II) the provision of which would violate any applicable Requirements of Law, (III) containing any valuation related to the transactions contemplated hereby or (IV) containing material related to the transactions contemplated by this Agreement or the Excluded Liabilities protected by attorney-client privilege or other legal privilege;

(vi)    all Privileged Information;

(vii)    all Intangible Franchise Rights;

(viii)    all rights, claims, causes of action and defenses of the Company or any of its Affiliates, in each case, to the extent related to any Excluded Asset or Excluded Liability;

(ix)    all contracts of insurance, all right, title and interest in, to or under any insurance proceeds (including GLI Insurance Proceeds) and rights to make any claim, or receive any proceeds or other recoveries, under any insurance policy of Seller or any Affiliate thereof, including with respect to the Greater Lawrence Incident;

(x)    all Tax refunds, Tax credits or similar benefits of the Company or its Affiliates, including any accumulated deferred income tax balances;

(xi)     all Tax Returns or other Tax records of Seller or its Affiliates other than the Transferred Tax Returns;

(xii)    all Tax sharing agreements, arrangements or understandings entered into between the Company and its Affiliates;

(xiii)    any collective bargaining agreement or other Contract with any Labor Union;

(xiv)    Seller’s (or any of its Affiliates’) rights under this Agreement or any certificate delivered or other document delivered in connection herewith, and any of the transactions contemplated hereby and thereby;

(xv)    subject to Section 2.2, the Shared Contracts and the Contracts set forth on Section 2.1(b)(xv) of the Seller Disclosure Letter;

(xvi)    all equity securities, corporate minute books and stock transfer books and the corporate seal (or equivalents) of the Company and its Affiliates;

(xvii)    all Business Records to the extent not related to the Business;

(xviii)    personnel records of any Business Employees and Former Business Employees other than Transferring Employees;

(xix)    except as set forth in Section 8.3, all employee benefit plans, programs, arrangements and agreements sponsored or maintained by Seller or its Affiliates, including the Benefit Plans, and all trusts and other assets or rights related thereto;

(xx)    all consumer appliance warranties made in favor of the Company or any of its Affiliates in connection with the Greater Lawrence Incident; and

(xxi)    all assets, properties and rights of the Company’s Affiliates of whatever kind and nature (other than Business Records) that do not primarily relate to the Business.

(c)    Assumed Liabilities. On the Closing Date, Buyer shall assume and agree to pay, perform and discharge all obligations and liabilities of the Company (and, where specifically indicated below, the Affiliates of the Company) of every kind or nature in accordance with their respective terms, in each case, except for the Excluded Liabilities, including the following (collectively, the “Assumed Liabilities”):

(i)    all current liabilities of the Company to the extent reflected in Net Working Capital (as finally determined);

(ii)    all liabilities of the Company under leases (whether or not required to be capitalized under GAAP);

(iii)    all obligations of the Company under any Order applicable to the Business, the Purchased Assets or the Assumed Liabilities, except to the extent such obligations relate to Excluded Liabilities;

(iv)    the Intercompany Loans;

(v)    the Regulatory Liabilities;

(vi)    all liabilities of the Company or its Affiliates under the Transferred Contracts (but, in the case of current liabilities, only to the extent reflected in Net Working Capital (as finally determined));

(vii)    all liabilities of the Company and its Affiliates relating to the Transferring Employees as provided and to the extent set forth in Section 8.3 or arising following the Closing; and

(viii)    except to the extent such Taxes result from the breach of a representation or warranty set forth in Section 5.6 or a covenant or agreement set forth in this Agreement relating to Taxes or Tax Returns, any (A) Taxes imposed directly on the Purchased Assets with respect to Buyer’s operation of the Business following the Closing that are allocated to the Buyer pursuant to Section 8.2(a) and (B) Taxes for which Buyer is responsible pursuant to Section 8.2(b).

(d)    Excluded Liabilities. Notwithstanding anything to the contrary contained in Section 2.1(c), Buyer shall not assume, or be obligated to pay, perform or otherwise discharge, and the Assumed Liabilities shall not include, the following liabilities, obligations or commitments of the Company or its Affiliates (collectively, the “Excluded Liabilities”):

(i)    any liability not related to the Business;

(ii)    any liability to the extent related to any Excluded Asset;

(iii)    any current liability to the extent not reflected in Net Working Capital (as finally determined);

(iv)    any liability of the Company’s Affiliates, including indebtedness for borrowed money, not specifically listed in Section 2.1(c);

(v)    other than the Intercompany Loans, all Business Indebtedness and intercompany payables of Seller and its Affiliates;

(vi)    all contracts of insurance of Seller and its Affiliates;

(vii)    any liability arising out of or related to Current Litigation;

(viii)    any Transaction Expenses;

(ix)    any liability arising out of or related to the Greater Lawrence Incident and any further emergency events prior to Closing related to the restoration and reconstruction with respect to the Greater Lawrence Incident, including any Losses arising out of or related to any litigation, demand, cause of action, claim, suit, investigation, proceeding, indemnification agreements or rights related to the Greater Lawrence Incident, including any GLI Proceeding;

(x)    any monetary obligations to the extent arising out of or related to the non-compliance with Environmental Permits and Environmental Laws described in Section 5.16 of the Seller Disclosure Letter to the extent such non-compliance occurs prior to the Closing, including, to the extent related to such non-compliance prior to the Closing, the cost of investigating, defending or remediating such non-compliance, and any fines, monetary penalties, charges and costs, and interest thereon, except to the extent (and only to the extent) such obligation is actually and materially increased by any action of Buyer following Closing;

(xi)    the Company Notes, the Company Indenture and any liability thereunder or with respect thereto or the redemption thereof;

(xii)    any liabilities for (A) Taxes of Seller or any Affiliate thereof, (B) Taxes imposed directly on the Purchased Assets for any Tax period (or portion thereof as allocated to Seller pursuant to Section 8.2(a)), ending on or prior to the Closing Date, (C) any Tax imposed as a result of Seller or any Affiliate thereof being a member of Consolidated Tax Group, (D) Taxes imposed as a result of any Tax sharing or Tax allocation agreement, arrangement or understanding, or as a result of Seller or any Affiliate thereof being liable for another Person’s Taxes as a transferee or successor, by Contract or otherwise pursuant to applicable Requirements of Law (excluding any liability arising under Section 2.1(c)(vi) with respect to any Transferred Contract the principal subject matter of which is not Tax) and (E) any Taxes for which Seller is responsible pursuant to Section 8.2(b);

(xiii)    all liabilities of the Seller and its Affiliates to, with respect to, or arising under or in connection with (i) without limiting subclause (ii) hereunder or subsection (xvii), salaries, wages, bonuses, vacation or severance pay, expense reimbursement or other compensation, payments or benefits of (x) Transferring Employees earned, accrued or arising prior to the Closing Date or (y) any other current or former employees or other service providers of the Company or any of its Affiliates, including any Business Employees who are not Transferring Employees, regardless of when earned, accrued or arising and, in the case of each of (x) and (y), the employer portion of any Taxes with respect thereto, (ii) except as set forth in Section 8.3(f), Benefit Plans or any other employee benefit plan, policy, agreement or arrangement maintained or contributed to by Seller, the Company or any of their Affiliates, (iii) except as set forth in Section 8.3(f), Title IV of ERISA, (iv) any “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA or (v) the WARN Act, except as provided in Section 8.3(g);

(xiv)    all liabilities arising out of or related to any claim made by a Business Employee or Former Business Employee related to any activities or events that took place prior to the Closing;

(xv)    all liabilities of the Company, Seller Parent and its Affiliates pursuant to civil claims for injury of persons or damage to property to the extent such injury or damage occurs prior to the Closing;

(xvi)    any liability under any collective bargaining agreement or other Contract with any Labor Union;

(xvii)    other than as provided in Section 8.3(f), the sponsorship of, or, any liability under, any Benefit Plan other than as reflected in Net Working Capital (as finally determined) and any other benefit or compensation plan, policy, arrangement or contract sponsored, maintained, contributed to or required to be contributed to by Seller or its Affiliates or ERISA Affiliates; or

(xviii)    all liabilities of the Company with respect to Intangible Franchise Rights.

Section 2.2.    Efforts to Obtain Consents; Failure to Obtain Consents; Shared Contracts.

(a)    Prior to the Closing, each of Seller and Buyer will, in cooperation with the other, use its and cause its Affiliates to use their reasonable best efforts to obtain all consents, approvals and authorizations (each, a “Consent”) from any Third Parties who are not Governmental Bodies necessary or advisable in connection with the transactions contemplated hereby and by the other documents and instruments to be entered into in connection herewith, including all Consents required in connection with the transfer or assignment of the Transferred Contracts to Buyer; provided, that (i) such reasonable best efforts shall not require the payment of any consideration (monetary or otherwise) to, or the concession or provision of any right to, or the amendment or modification in any manner materially adverse to Seller, Buyer or the Business of any Contract with, any such Third Party and (ii) Seller shall not agree to any modification of any Purchased Assets in the course of obtaining any Consent where such modification would reasonably be expected to materially adversely affect Buyer or the Business. Each of Seller and Buyer shall provide the other with any information reasonably requested by the other regarding such efforts to obtain Consents. To the extent any required Consent has not been obtained on or prior to the Closing Date, the related Purchased Assets (a “Delayed Asset”) shall not be transferred hereunder to Buyer or pursuant to Section 7.5 and any related liability that constitutes an Assumed Liability (a “Delayed Liability”) shall not be assumed hereunder by Buyer (other than this Section 2.2) unless and until such Consent has been obtained.

(b)    If there are any Delayed Assets, for a period of 12 months following the Closing Date, Seller will use its reasonable best efforts to provide Buyer with the benefits intended to be assigned in respect of such Delayed Asset and, to the extent that Buyer is provided with such benefits, Buyer shall assume, pay when due and perform any corresponding Delayed Liabilities as and when obligated (subject to the right of Buyer to contest any such obligation in good faith). For a period of 12 months following the Closing Date, Seller shall take such action as Buyer may reasonably request so as (i) to provide Buyer with the benefits of each Delayed Asset (including enforcing any rights reasonably necessary for Buyer to receive the full benefits of such Delayed Asset) and (ii) to effect collection of money or other consideration due and payable under the Delayed Asset. To the extent Buyer has assumed, paid when due and performed any corresponding Delayed Liability as and when obligated, for a period of 12 months following the Closing Date, Seller shall promptly pay over to Buyer all money or other consideration received by it in respect of each Delayed Asset. With respect to each Delayed Asset, as of and from the Closing Date, Seller hereby authorizes Buyer, to the extent permitted by applicable Requirements of Law and the terms of the Delayed Asset, to perform all the obligations and receive all the benefits of Seller under the Delayed Asset.

(c)    For a period of 12 months following the Closing Date, unless such term is extended by mutual agreement of Seller Parent and Buyer, Seller and Buyer shall use reasonable best efforts to cooperate to obtain all Consents required to transfer the Delayed Assets to Buyer as promptly as reasonably practicable, provided, that such reasonable best efforts shall not require the payment of any consideration (monetary or otherwise) to, or the concession or provision of any right to, or the amendment or modification in any manner materially adverse to Buyer or Seller of any Contract with, any Third Party. At such time and on each occasion after the Closing Date that a Consent shall be obtained with respect to any Delayed Asset, such Delayed Asset shall forthwith be transferred and assigned to Buyer by Seller and all Delayed Liabilities related to such Delayed Asset shall be simultaneously assumed by Buyer. Prior to any such transfer of Delayed Assets, Seller shall use reasonable best efforts to preserve and maintain such Delayed Assets in all material respects consistent with past practice; provided that such reasonable best efforts shall not require the payment of any consideration (monetary or otherwise).

(d)    Notwithstanding anything in this Agreement to the contrary, this Agreement shall not constitute an agreement to transfer or assign, directly or indirectly, any asset or any claim or right or any benefit arising under or resulting from such asset or claim or right if an attempted direct or indirect transfer or assignment thereof, without the Consent of a Third Party, would constitute a breach, default, violation or other contravention of the rights of such Third Party, would be ineffective with respect to any party to an agreement concerning such asset, claim or right or would violate any Requirements of Law. If any transfer or assignment by Seller to Buyer of any interest in, or any acquisition or assumption by Buyer of any liability, obligation or commitment under, any asset, claim or right requires the Consent of a Third Party, then such transfer, assignment, acquisition or assumption shall be made subject to such Consent being obtained. Buyer agrees that, provided that Seller has complied with its obligations in this Section 2.2, and except as otherwise set forth in this Agreement, Seller shall not have any liability to Buyer as a result of the failure, in and of itself, to obtain any such Consent that may be required in connection with the transactions contemplated by this Agreement.

(e)    Shared Contracts.

(i)    Notwithstanding anything to the contrary in this Agreement, the Purchased Assets shall include Shared Contract Rights, and the Assumed Liabilities shall include Shared Contract Obligations, in each case only to the extent provided in this Section 2.2(e)(i). Except as provided in the foregoing sentence, all provisions of, and rights and obligations which arise under, Shared Contracts shall be Excluded Assets and Excluded Liabilities. Prior to Closing, Seller shall, in cooperation with Buyer, use its reasonable best efforts to identify Shared Contracts containing Shared Contract Rights and Shared Contract Obligations that, in each case, are required to be provided or performed after the Closing Date (such Shared Contracts, the “Ongoing Shared Contracts”). Each of Seller and Buyer will, in cooperation with the other, use its reasonable best efforts both before and after the Closing to effect the assignment of the Shared Contract Rights and the Shared Contract Obligations to Buyer under the Ongoing Shared Contracts by, among other things, amending the Ongoing Shared Contracts to separately assign the Shared Contract Rights and the Shared Contract Obligations to Buyer and, if necessary or deemed desirable by Seller and Buyer, to execute new contracts with respect thereto; provided, that such reasonable best efforts shall not require the payment of any consideration (monetary or otherwise) to, or the concession or provision of any right to, or the amendment or modification in any manner materially adverse to Buyer or Seller of any Ongoing Shared Contract with, any Third Party and provided further that in no event shall Seller or any of its Affiliates have any obligation to any Third Party or to Buyer with respect to any Shared Contract Rights or Shared Contract Obligations following the assignment thereof to Buyer for any obligation that is an Assumed Liability. Unless otherwise agreed by Buyer, such amendments and new contracts shall be on pricing terms equal to the terms applicable to the Business under the associated Ongoing Shared Contract and shall otherwise be on terms and conditions (except for any de minimis changes) no less favorable to Buyer than the terms and conditions applicable to the Business under the associated Ongoing Shared Contract. If any Shared Contract Rights are not assigned to Buyer prior to or on the Closing Date, unless the parties otherwise agree in writing, during the remaining term of the applicable Ongoing Shared Contract, not to exceed 12 months, the parties shall use their respective reasonable best efforts to allow Buyer to the extent permitted by applicable Requirements of Law and to the extent reasonably within the contractual or other ability or control of the Company or its Affiliate, as the case may be, to receive such Shared Contract Rights, subject to the Shared Contract Obligations; provided, however, that Buyer shall reimburse the Company or its applicable Affiliate for any reasonable and documented out-of-pocket expenses incurred in connection with any such arrangement.

ARTICLE III

PURCHASE PRICE

Section 3.1.    Purchase Price. The aggregate purchase price for the Purchased Assets (the “Purchase Price”) shall be equal to the sum of: $1,100,000,000 (One Billion One Hundred Million) dollars (the “Base Purchase Price”), plus the amount (if any) by which Net Working Capital exceeds the Target Working Capital (the “Working Capital Excess”) or minus the amount (if any) by which the Target Working Capital exceeds the Net Working Capital (the “Working Capital Deficit”). Buyer shall pay the Purchase Price in accordance with Section 4.2 to an account or accounts designated by Seller Parent or as otherwise directed by Seller Parent in the wire instructions delivered by Seller Parent in accordance with Section 4.2(a).

ARTICLE IV

CLOSING

Section 4.1.    Closing Date. The Closing shall be consummated on a date and at a time agreed upon by Buyer and Seller Parent, but in no event later than 11:00 a.m. Chicago time on the third (3rd) Business Day after the date on which the conditions set forth in ARTICLE IX and ARTICLE X have been satisfied or waived, at the offices of Sidley Austin LLP, One South Dearborn Street, Chicago, Illinois, or at such other time and place as shall be agreed upon by Buyer and Seller Parent. The date on which the Closing is actually held is referred to herein as the “Closing Date.”

Section 4.2.    Payment on the Closing Date.

(a)    Not less than three (3) Business Days prior to the Closing Date, Seller Parent shall deliver to Buyer a written statement (the “Closing Date Estimate”) setting forth (i) Seller Parent’s good faith estimate of the amounts of (A) Net Working Capital and (B) the

Working Capital Excess (if any) or the Working Capital Deficit (if any), together with a calculation of the Purchase Price taking into account such estimates (the “Estimated Purchase Price”), based upon the most recent reasonably ascertainable financial information of the Company, and (ii) wire transfer instructions in respect of the payments to be made in accordance with this Section 4.2. Seller Parent shall provide Buyer with a reasonable opportunity to review and comment upon the Closing Date Estimate, and Seller Parent shall consider in good faith any such comments of Buyer.

(b)    Any estimated Working Capital Deficit or estimated Working Capital Excess, as applicable, included in the Closing Date Estimate shall be determined from the books and records of the Business and calculated in a manner consistent with the illustrative calculation of Net Working Capital set forth in Exhibit B, using the same accounting methods, policies, practices, procedures, employing consistent classifications, judgments and estimation methodologies set forth in the Agreed Accounting Principles, including in respect of format and reflecting the same line items and same categorical adjustments as are reflected in Exhibit B, and, if reasonably requested by Buyer, Seller Parent shall provide Buyer with documentation and data as may be reasonably appropriate to support the calculations set forth therein.

(c)    Subject to fulfillment or waiver (where permissible) of the conditions set forth in ARTICLE IX, at the Closing, Buyer shall pay, or cause to be paid, by wire transfer of immediately available funds to the bank account or accounts specified by Seller Parent in accordance with Section 4.2(a), (i) to Seller Parent an amount equal to the outstanding principal and accrued and unpaid interest under the Intercompany Loans as of the Closing Date and (ii) to the Company an amount equal to the Estimated Purchase Price, less the amount paid to Seller Parent pursuant to the foregoing clause (i).

Section 4.3.    Buyer’s Additional Closing Date Deliveries. Subject to fulfillment or waiver (where permissible) of the conditions set forth in ARTICLE IX and ARTICLE X, at the Closing, Buyer shall deliver to Seller Parent all of the following:

(a)    a certificate of the secretary or an assistant secretary of Buyer, dated the Closing Date, in form and substance reasonably satisfactory to Seller Parent, as to (i) no amendments to the Declaration of Trust since a specified date; (ii) the resolutions of the board of trustees of Buyer authorizing the execution and performance of this Agreement, any Buyer Ancillary Agreement and the transactions contemplated hereby and thereby; and (iii) incumbency and signatures of the officers of Buyer executing this Agreement and any Buyer Ancillary Agreement;

(b)    the certificate contemplated by Section 10.5, duly executed by a duly authorized officer of Buyer;

(c)    the Transition Services Agreement, duly executed on behalf of Buyer;

(d)    the Instrument of Assumption (Company), duly executed on behalf of Buyer;

(e)     the Instrument of Assumption (Company Affiliate), duly executed on behalf of Buyer;

(f)    the Bill of Sale (Company), duly executed on behalf of Buyer;

(g)    the Bill of Sale (Company Affiliate), duly executed on behalf of Buyer;

(h)    the Bill of Sale (Seller Parent), duly executed on behalf of Buyer; and

(i)    the Intellectual Property Assignment Instrument, duly executed on behalf of Buyer, in substantially the form attached hereto as Exhibit F.

Section 4.4.    Seller’s Closing Date Deliveries. Subject to fulfillment or waiver (where permissible) of the conditions set forth in ARTICLE IX and ARTICLE X, at the Closing, Seller shall deliver to Buyer all of the following:

(a)    a certificate of the secretary or an assistant secretary of Seller Parent, dated the Closing Date, in form and substance reasonably satisfactory to Buyer, as to (i) no amendments to the certificate of incorporation of Seller Parent since a specified date; (ii) the bylaws of Seller Parent; (iii) the resolutions of the board of directors of the Seller Parent authorizing the execution and performance of this Agreement, any Seller Parent Ancillary Agreement and the transactions contemplated hereby and thereby; and (iv) incumbency and signatures of the officers of Seller Parent executing this Agreement and any Seller Parent Ancillary Agreement;

(b)    a certificate of the secretary or an assistant secretary of the Company, dated the Closing Date, in form and substance reasonably satisfactory to Buyer, as to (i) no amendments to the certificate of incorporation of the Company since a specified date; (ii) the bylaws of the Company; (iii) the resolutions of (A) the board of directors of the Company and (B) the sole stockholder of the Company, authorizing the execution and performance of this Agreement, any Company Ancillary Agreement and the transactions contemplated hereby and thereby; and (iv) incumbency and signatures of the officers of the Company executing this Agreement and any Company Ancillary Agreement;

(c)    the certificate contemplated by Section 9.6, duly executed by a duly authorized officer of Seller Parent;

(d)    the Transition Services Agreement, duly executed on behalf of NiSource Corporate Services Company;

(e)    the Bill of Sale (Company), duly executed on behalf of the Company;

(f)    the Bill of Sale (Company Affiliate), duly executed on behalf of the Company Affiliate party thereto;

(g)    the Bill of Sale (Seller Parent), duly executed on behalf of Seller Parent;

(h)    the Intellectual Property Assignment Instrument, duly executed on behalf of the Company, in substantially the form attached hereto as Exhibit F;

(i)    an affidavit from the Company (or any other transferor of Purchased Assets) certifying that the Company (or such other transferor) is not a foreign person for purposes of Section 897 and 1445 of the Code, meeting the requirements of Treasury Regulation 1.1445-2(b)(2), and in a form reasonably acceptable to Buyer; and

(j)    the Deeds, duly executed on behalf of the Company.

Section 4.5.    Adjustment to the Preliminary Purchase Price.

(a)    On or before sixty (60) days following the Closing Date (which may be extended by an additional fifteen (15) days upon Buyer’s written notice to Seller Parent no later than sixty (60) days following the Closing Date, if Buyer determines it to be reasonably necessary under the circumstances), Buyer shall cause to be prepared and delivered to Seller Parent a written statement (the “Closing Statement” and the date on which the Closing Statement is delivered to Seller Parent, the “Delivery Date”) setting forth Buyer’s proposed final calculations of the amount of Net Working Capital, the Purchase Price and the adjustments (if any) to reconcile the Estimated Purchase Price to the final calculation of the Purchase Price. The Closing Statement and the determinations and calculations contained therein shall be determined from the books and records of the Business in a manner consistent with the Agreed Accounting Principles and in accordance with the definitions set forth in this Agreement. The Net Working Capital shall be prepared in a manner consistent with Exhibit B (including in respect of format and reflecting the same line items and same categorical adjustments as are reflected in Exhibit B). Any and all effects on the Business, the Purchased Assets or the Assumed Liabilities of any distributions, financing or refinancing arrangements entered into by Buyer on or after the Closing Date or any other transaction entered into by Buyer on or after the Closing Date shall be entirely disregarded. It shall be assumed that the Business shall be continued as a going concern and there shall not be taken into account any of the plans, transactions or changes that Buyer intends to initiate or make or cause to be initiated or made on or after the Closing Date with respect to the Business, the Purchased Assets or the Assumed Liabilities, or any facts or circumstances that are unique or particular to Buyer or any assets or liabilities of Buyer, or any obligation for the payment of the Purchase Price hereunder.

(b)    Seller Parent shall have sixty (60) days (the “Review Period”) after the Delivery Date to review the Closing Statement. During the Review Period, Buyer shall cooperate with Seller Parent’s review of the Closing Statement, and Seller Parent and its duly authorized advisors and representatives shall, upon reasonable notice, have reasonable access during regular business hours, to the personnel with knowledge of the relevant subject matters, properties, work papers, books and records of the Business pertaining to or used in connection with the preparation of the Closing Statement for the limited purpose of Seller Parent’s confirmation of the Closing Statement. If Seller Parent disputes any items in the Closing Statement, Seller Parent shall, within the Review Period, deliver written notice to Buyer specifying in reasonable detail each disputed item in the Closing Statement, Seller Parent’s calculation of the amount(s) of the disputed items, and attaching reasonably detailed supporting information and Seller Parent’s proposed modifications to the Closing Statement, Purchase Price and components thereof (such notice, the “Dispute Notice”). Only disputes with respect to the Closing Statement (as permitted hereby) are to be addressed in the Dispute Notice, and all other disputes hereunder shall be subject to Section 13.2. Buyer and Seller Parent shall use commercially reasonable efforts for a period of fifteen (15) days (or such longer period as they may mutually agree) to reach an agreement as to any matters properly identified in a timely delivered Dispute Notice as being in dispute. If Seller Parent fails to deliver a Dispute Notice within the Review Period, if any item is not mentioned in dispute in such Dispute Notice or if Buyer agrees to accept any item set forth in the Dispute Notice, then such item is determined to be accepted for purposes of the final determination of the Purchase Price, and any items remaining in dispute after expiration of the fifteen (15) day period following delivery of the Dispute Notice are to be finally and conclusively determined by Ernst & Young LLP or such other independent nationally recognized certified public accounting firm that is mutually selected by the parties (the “Accounting Firm”) (it being understood that in making such determination, the Accounting Firm shall be functioning as an accounting expert and not as an arbitrator). Each of Seller Parent and Buyer shall execute and deliver a customary engagement letter as may be reasonably requested by the Accounting Firm. Seller Parent and Buyer shall instruct the Accounting Firm to promptly, but no later than thirty (30) days after the deadline set forth in the Accounting Firm Notice (as the same may be amended by the mutual written agreement of the Accounting Firm, Buyer and Seller Parent), determine (based solely on the written presentations of Buyer and Seller Parent timely delivered to the Accounting Firm in accordance with this Section 4.5(b) and not by independent review) only those items remaining in dispute in the Closing Statement (and not with respect to any other matter related to this Agreement, including the interpretation thereof) and to render a written report as to the remaining disputed matters and the resulting calculation of the Purchase Price based on the Accounting Firm’s final determination in respect of such items in dispute, which report, absent manifest error, shall thereupon be conclusive and binding upon the parties hereto for all purposes hereunder. Buyer and Seller Parent shall instruct the Accounting Firm that, within five (5) Business Days following its acceptance of its appointment as the Accounting Firm, it shall deliver to Buyer and Seller Parent a written notice (the “Accounting Firm Notice”) setting forth (i) the deadline for Buyer’s and Seller Parent’s submission of the written presentations referenced in the immediately preceding sentence (which deadline shall in all events be (A) the same for Buyer and Seller Parent and (B) no sooner than thirty (30) days following the date of delivery of the Accounting Firm Notice (unless otherwise mutually agreed in writing among the Accounting Firm, Buyer and Seller Parent) and no later than sixty (60) days following the date of the Accounting Firm Notice) and (ii) the format in which Buyer and Seller Parent are to submit their written presentations (which format shall be reasonably acceptable to Buyer and Seller Parent). A copy of all materials submitted to the Accounting Firm pursuant to the immediately preceding sentence shall be provided by Seller Parent or Buyer, as applicable, no later than the deadline set forth in the Accounting Firm Notice (as the same may be amended by the mutual written consent of the Accounting Firm, Buyer and Seller Parent), and a copy of such materials shall be provided to the other party hereto concurrently with the submission thereof to the Accounting Firm. In resolving any disputed item, the Accounting Firm shall be bound by the provisions of this Section 4.5 and may not assign a value to any item greater than the greatest value for such item claimed by Buyer or Seller Parent, or less than the smallest value for such item claimed by Buyer or Seller Parent. Subject to the following sentence, each party shall bear its own costs and expenses in connection with the resolution of such disputed items set forth in a Dispute Notice by the Accounting Firm. The fees and expenses of the Accounting Firm shall be borne by Seller Parent and Buyer, in inverse relation to their success with respect to any disputes submitted to the Accounting Firm for resolution. If, before the Accounting Firm renders its determination with respect to the disputed items in accordance with this Section 4.5(b), (x) Seller Parent notifies Buyer and the Accounting Firm of its agreement with any items in the Closing Statement or (y) Buyer notifies Seller Parent and the Accounting Firm of its agreement with any items in the Dispute Notice, then in each case such items as so agreed shall be conclusive and binding on all parties hereto for all purposes hereunder immediately upon such notice.

(c)    After the Purchase Price has been finally determined in accordance with Section 4.5(b) (as so determined, the “Final Purchase Price”), the following payments shall be made:

(i)    If the Final Purchase Price exceeds the Estimated Purchase Price (such excess, the “Upward Adjustment Amount”), then promptly (but in any event within five (5) Business Days after the determination of the Final Purchase Price), Buyer shall pay the Upward Adjustment Amount pursuant to instructions furnished by Seller Parent.

(ii)    If the Estimated Purchase Price exceeds the Final Purchase Price (such excess, the “Downward Adjustment Amount”), then promptly (but in any event within five (5) Business Days after the determination of the Final Purchase Price), Seller Parent shall pay the Downward Adjustment Amount pursuant to instructions furnished by Buyer.

(d)    Any payment required to be made pursuant to this Section 4.5 shall be made together with interest thereon from the Closing Date to (and including) the date of payment at the rate of interest per annum equal to 30 day LIBOR in effect on the Closing Date as reported in The Wall Street Journal.

(e)    All payments made pursuant to this Section 4.5 shall be treated by the parties hereto as adjustments to the Purchase Price for income Tax purposes, to the extent permitted by applicable Requirements of Law.

Section 4.6.    Withholding. Buyer, Seller and any other applicable withholding agent will be entitled to deduct and withhold from any amounts payable pursuant to or as contemplated by this Agreement any withholding Taxes or other amounts required under the Code or any applicable Requirements of Law to be deducted and withheld; provided, however that Buyer shall consult in good faith with Seller prior to withholding any amounts payable to Seller hereunder. To the extent that any such amounts are so deducted or withheld, such amounts will be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made, and such amounts shall be promptly paid over to the appropriate taxing authority.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF SELLER

As an inducement to Buyer to enter into this Agreement and to consummate the transactions contemplated hereby, Seller represents and warrants to Buyer as of the date hereof and except as set forth in the Seller Disclosure Letter, as follows:

Section 5.1.    Organization and Qualification; Power and Authority.

(a)    Each of Seller Parent and the Company is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization;

(b)    the Company and each of its Affiliates that owns, leases or operates Purchased Assets is duly qualified or licensed to conduct business and in good standing under the laws of each jurisdiction in which the ownership of the Purchased Assets owned, leased or operated by it or the operation of the Business or location or character of the Purchased Assets owned, leased or operated by it requires such qualification or license, except for failures that would not, individually or in the aggregate, be material to the Business, taken as a whole. The Company does not own, lease or operate any Purchased Assets in any jurisdiction other than its jurisdiction of incorporation and the jurisdictions set forth on Section 5.1(b) of the Seller Disclosure Letter;

(c)    the Company and each of its Affiliates that owns, leases or operates Purchased Assets has all requisite corporate power and authority to own, lease and operate the Purchased Assets owned, leased or operated by it, and to carry on the Business as it was conducted immediately prior to the date of this Agreement; and

(d)    Seller has made available to Buyer an accurate and complete copy of the charter and bylaws of the Company as in effect as of the date of this Agreement. The Company has no subsidiaries. Except marketable securities held on a short-term basis, the Company does not directly or indirectly own any equity, debt or similar interest in, or any interest convertible into or exchangeable or exercisable for, at any time, any equity or similar interest in, or control, directly or indirectly, any other Person, and the Company is not directly or indirectly, a party to, member of or partner in any partnership, joint venture or similar business entity.

Section 5.2.    Capital Structure. All of the outstanding shares or other equity interests of the Company are owned, indirectly, by Seller Parent.

Section 5.3.    Authority of Seller; Conflicts.

(a)    Each of Seller Parent and the Company has all requisite corporate power and authority to enter into this Agreement and each Seller Ancillary Agreement to which it will be a party and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and each of the Seller Ancillary Agreements by Seller Parent or the Company, as applicable, and the consummation by Seller Parent and the Company of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of Seller Parent and the Company. This Agreement has been duly executed and delivered by each of Seller Parent and the Company and (assuming the valid authorization, execution and delivery of this Agreement by Buyer and the validity and binding effect of this Agreement on Buyer) constitutes the valid and binding obligation of each of Seller Parent and the Company enforceable against it in accordance with its terms, and each of the Seller Ancillary Agreements, upon execution and delivery by Seller Parent or the Company, as applicable, will be (assuming the valid authorization, execution and delivery by Buyer, where Buyer is a party, and any other party or parties thereto) a legal, valid and binding obligation of Seller Parent or the Company, as applicable, enforceable in accordance with its terms, subject, in the case of this Agreement and each of the Seller Ancillary Agreements, to bankruptcy, insolvency, reorganization, moratorium and similar laws of general application relating to or affecting creditors’ rights and to general equity principles.

(b)    Except as set forth in Section 5.3 of the Seller Disclosure Letter, the execution and delivery of this Agreement or any of the Seller Ancillary Agreements by Seller, the consummation of any of the transactions contemplated hereby or thereby by Seller or compliance with or fulfillment of the terms, conditions and provisions hereof or thereof by Seller will not:

(i)    assuming the receipt of all necessary consents and approvals, the filing of all necessary documents and the expiration or termination of any applicable waiting period as described in Section 5.3(b)(ii), and except as may result solely from any facts or circumstances relating to Buyer, result in a violation or breach of the terms, conditions or provisions of, or constitute a default, an event of default or an event creating rights of acceleration, termination or cancellation or a loss of rights under, or result in the creation or imposition of any Encumbrance upon any of the Purchased Assets, under (1) the certificate of incorporation or bylaws of Seller Parent or the Company, (2) any Material Contract, (3) any note, mortgage or financial obligation to which Seller Parent or the Company is a party or by which Seller Parent or the Company is bound, (4) any Court Order to which Seller Parent or the Company is a party or by which Seller Parent or the Company is bound in respect of the Business or (5) any Requirements of Law affecting Seller Parent or the Company, other than, in the case of clauses (2), (3), (4) and (5) above, any such breaches, defaults, rights, loss of rights or Encumbrances that would not, individually or in the aggregate, reasonably be expected to be material to the Business, taken as a whole, or would not prevent the consummation of any of the transactions contemplated hereby, or

(ii)    require the approval, consent, authorization or act of, or the making by Seller Parent or the Company of any declaration, filing or registration with, any Governmental Body, except (1) in connection, or in compliance, with the provisions of the HSR Act or similar Competition Laws in foreign jurisdictions, (2) the MDPU Approval, (3) the filing with the SEC of such reports under the Exchange Act as may be required in connection with this Agreement and the transactions contemplated hereby, (4) such filings as may be required in connection with the Taxes described in Section 8.2(a) and (5) such approvals, consents, authorizations, declarations, filings or registrations the failure of which to be obtained or made would not, individually or in the aggregate, reasonably be expected to be material to the Business, taken as a whole, or would not prevent the consummation of any of the transactions contemplated hereby.

Section 5.4.    Financial Information.

(a)    Section 5.4(a) of the Seller Disclosure Letter sets forth (i) the unaudited balance sheet of the Company at December 31, 2019 and December 31, 2018 and the related unaudited statements of income and cash flows of the Company for the years then ended (collectively, the “Financial Statements”) and (ii) the unaudited comparative balance sheet of the Company as at December 31, 2018 and the related unaudited statements of income and cash flows of the Company for the year then ended included in the annual report filed with the MDPU on March 31, 2019. Except as set forth therein and except that the Financial Statements do not include notes, the Financial Statements (x) fairly present in all material respects the financial condition and results of operations and cash flows of the Company as of the respective dates, and for the periods referred to in, the Financial Statements, (y) have been prepared in all material respects on a consistent basis with Seller Parent’s consolidated financial statements and (z) have been prepared in all material respects in accordance with GAAP, applied on a consistent basis during the periods involved. The accounting principles, methods, practices, reserves and accruals utilized in preparing the Financial Statements are consistent in all material respects with the accounting principles, methods, practices, reserve and accruals utilized in the Agreed Accounting Principles.

(b)    Except (i) as set forth in the Financial Statements, (ii) for liabilities incurred in the ordinary course of business consistent with past practice since the date of the Reference Balance Sheet, (iii) for liabilities set forth in Section 5.4 of the Seller Disclosure Letter, (iv) for liabilities related to or arising from the Greater Lawrence Incident and (v) for liabilities that would not reasonably be expected to be material to the Company, there are no liabilities, whether absolute or contingent, of the Company that would be required under GAAP to be reflected on the face of the Reference Balance Sheet.

Section 5.5.    Operations Since Reference Balance Sheet Date. Since the Reference Balance Sheet Date, there have been no changes in the assets, results of operations or financial condition of the Company which have had a Material Adverse Effect. Except as set forth in Section 5.5 of the Seller Disclosure Letter, since the Reference Balance Sheet Date through the date of this Agreement, (a) (i) there has not been any damage to, destruction of or loss of any material portion of the Purchased Assets, whether or not covered by insurance, (ii) the Company has operated the Business in the ordinary course other than to the extent arising out of or relating to the Greater Lawrence Incident, and (iii) the Company has not taken any action that if taken after the date of this Agreement would constitute a violation of Section 7.4(b) and (b) without limiting the foregoing, the Company has not accelerated, terminated, modified, canceled or waived any material right under any Material Contract and, to the Knowledge of Seller, no other party to any Material Contract has threatened to take any such action.

Section 5.6.    Taxes. Except as set forth in Section 5.6 of the Seller Disclosure Letter, (i) all income and other material Tax Returns required to have been filed by the Company or with respect to the Business or the Purchased Assets have been timely filed in accordance with all applicable Requirements of Law (taking into account extensions properly obtained); (ii) all income and other material Taxes owed by the Company or with respect to the Business or the Purchased Assets (whether or not shown to be due on the Tax Returns referred to in clause (i)) have been timely paid in full; (iii) all Tax Returns described in clause (i) are true and correct in all material respects; (iv) there are no Encumbrances, other than for current Taxes not yet due and payable, for Taxes upon any Purchased Asset; (v) no extension of time within which to file any Tax Return of the Company or with respect to the Purchased Assets or the Business is in effect, and no waiver of any statute of limitations relating to Taxes payable by the Company or with respect to the Business or the Purchased Assets has been granted; (vi) there is no audit or administrative or judicial proceeding pending, being conducted, or claimed with respect to Tax Returns of, or Taxes payable by the Company or with respect to the Business or the Purchased Assets with respect to income Taxes or a material amount of non-income Taxes; (vii) there is no notice of proposed adjustment, deficiency, underpayment of Taxes or any other such notice from a Governmental Body which has not been satisfied by payment or been withdrawn that has been received by the Company or any of its Affiliates or by any Seller with respect to the Purchased Assets or the Business; (viii) no claim has been made by any Governmental Body in a jurisdiction where Tax Returns are not filed with respect to the Purchased Assets or the Business that Taxes are required to be paid in or Tax Returns are required to be filed in that jurisdiction by the Company or with respect to the Purchased Assets or the Business; (ix) all material Taxes which were required by law to be withheld, deducted, or collected for payment in connection with amounts paid or owing to or allocable to any employee, independent contractor, creditor, stockholder, or other Person by the Company or with respect to the Purchased Assets or the Business, have been duly withheld, deducted and collected and have been paid to the appropriate Governmental Body or set aside or reserved on the Business Records, and all reporting and recordkeeping requirements related thereto have been complied with; (x) no closing agreements, private letter rulings, Tax holidays, technical advice memoranda or similar agreements or rulings with respect to Taxes or Tax Returns related to the Purchased Assets or the Business have been entered into, issued by, or requested from any Governmental Body; and (xi) no Purchased Asset (including Transferred Contracts) will result in Buyer or any of its Affiliates having any liability or obligation to pay, reimburse, or indemnify any Person for Taxes of any other Person (other than in connection with commercial agreements entered into in the ordinary course of business the primary purpose of which does not relate to Taxes).

Section 5.7.    Governmental Permits. The Company owns, holds or possesses all licenses, franchises, permits, privileges, immunities, approvals and other authorizations from the MDPU and each other Governmental Body exercising regulatory jurisdiction over the Company that are necessary to entitle it to own or lease, operate and use its respective properties and assets and to carry on and conduct the Business substantially as conducted immediately prior to the date of this Agreement (collectively, the “Governmental Permits”), except for such Governmental Permits as to which the failure to so own, hold or possess would not, individually or in the aggregate, reasonably be expected to be material to the Business, taken as a whole. Except as set forth in Section 5.7 of the Seller Disclosure Letter and except as would not, individually or in the aggregate, reasonably be expected to be material to the Business, taken as a whole, the Company is in compliance in all material respects with all material terms and conditions of the Governmental Permits owned, held or possessed by it. Nothing in this Section 5.7 constitutes a representation or warranty with respect to Environmental Permits, any and all representations or warranties with respect to which are set forth in Section 5.16.

Section 5.8.    Real Property.

(a)    The addresses of all real property owned by the Company (collectively, the “Owned Real Property”) are set forth on Section 5.8(a) of the Seller Disclosure Letter. The Company holds good and marketable fee simple title to the Owned Real Property free and clear of all Encumbrances, except for Permitted Encumbrances. There are no outstanding options or rights of first refusal which have been granted by the Company to third parties to purchase or lease any Owned Real Property other than such options or rights that would not, individually or in the aggregate, reasonably be expected to be material to the Business, taken as a whole. No Affiliate of the Company owns real property primarily related to the Business.

(b)    Each Contract for the lease or sublease (each, a “Real Property Lease”) of real property under which the Company is a lessee or sublessee is set forth in Section 5.8(b) of the

Seller Disclosure Letter (collectively, the “Leased Real Property”) and each Real Property Lease is in full force and effect, other than those Real Property Leases the failure of which to be in full force and effect would not, individually or in the aggregate, reasonably be expected to be material to the Business, taken as a whole. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Business, taken as a whole, (i) the Company is in peaceable possession of each Leased Real Property subject to the terms of the applicable Real Property Lease, (ii) the Company is not in breach or default under, or, to the Knowledge of Seller, alleged to be, in breach or default under any of the Real Property Leases, and, to the Knowledge of Seller, no circumstances or state of facts presently exists which, with the giving of notice or passage of time, or both, would constitute a breach or default under any Real Property Lease, (iii) there are no written or oral subleases, concessions or other contracts granting to any Person other than the Company the right to use or occupy any Leased Real Property, (iv) to the Knowledge of Seller, except as set forth in Section 5.8(b) of the Seller Disclosure Letter, there are no outstanding options or rights of first refusal to purchase all or a portion of such Leased Real Property, (v) to the Knowledge of Seller, all buildings, structures, fixtures, building systems and equipment, and all components which are part of the Leased Real Property are in good condition and structurally sound in all material respects, and all mechanical and other systems located therein, are in good operating condition in all material respects, subject to normal wear, and are sufficient for the operation of the Business as presently conducted in all material respects, (vi) no portion of any facility, building, improvement or other structure located on any of the Leased Real Property has suffered any material damage by fire or other casualty within the past five (5) years which has not been substantially repaired or restored, (vii) the Company or its Affiliate holds good and valid leasehold interests in the Leased Real Property free and clear of all Encumbrances, except for Permitted Encumbrances and (viii) Seller has made available to Buyer prior to the date hereof true and complete copies of each Real Property Lease. The Company and its Affiliates have the right to use all of the Leased Real Property for the conduct of the Business. No Affiliate of the Company is party to any lease or sublease of real property primarily related to the Business.

(c)    The Company owns or possesses all of the easements and rights of way with respect to real property necessary to conduct the Business as conducted as of the date of this Agreement (the “Easements”), subject to Permitted Encumbrances, except to the extent that the failure to own or possess such Easements would not, individually or in the aggregate, reasonably be expected to be material to the Business, taken as a whole.

(d)    The Owned Real Property and the Leased Real Property are referred to collectively herein as the “Real Property”. With respect to the Real Property, neither the Company nor any of its Affiliates has received any written notice of, and to the Knowledge of Seller, there does not exist: (i) any pending or threatened condemnation or similar proceedings, or any sale or other disposition of any Real Property or any part thereof in lieu of condemnation; or (ii) any pending non-compliance with any applicable building and zoning codes or deed restrictions that, in the case of clause (i) or (ii), individually or in the aggregate, would reasonably be expected to be material to the Business, taken as a whole.

Section 5.9.    Personal Property Leases. Section 5.9 of the Seller Disclosure Letter contains, as of the date of this Agreement, (a) a list of each lease or other agreement or right relating to the Business under which the Company is lessee of, or holds or operates, any machinery, equipment, vehicle or other tangible personal property owned by a Third Party and

(b) a list of each lease or other agreement or right relating to the Business that primarily relates to the Business under which any of the Company’s Affiliates is lessee of, or holds or operates, any machinery, equipment, vehicle or other tangible personal property owned by a Third Party, in the case of clauses (a) and (b), except those which are terminable without penalty on ninety (90) days’ or less notice or which provide for annual rental payments of less than $1,000,000.

Section 5.10.    Intellectual Property.

(a)    Except as disclosed in Section 5.10(a) of the Seller Disclosure Letter or as would not, individually or in the aggregate, reasonably be expected to be material to the Business, taken as a whole, (i) the Company owns or has the right to use in the manner currently used all Intellectual Property and Software that is used in and material to the conduct of the Business as currently conducted (“Company IP”), free and clear of any Encumbrance other than Permitted Encumbrances and (ii) to the Knowledge of Seller, as of the date of this Agreement, no Third Party is infringing upon, misappropriating, or otherwise violating the Company IP owned by the Company.

(b)    Except as disclosed in Section 5.10(b) of the Seller Disclosure Letter or, as would not, individually or in the aggregate, reasonably be expected to be material to the Business, taken as a whole, to the Knowledge of Seller, the conduct of the Business (including the use by the Company of the Company IP) as currently conducted does not infringe upon, misappropriate, or otherwise violate any Intellectual Property or Software of any Third Party.

Section 5.11.    Title to Purchased Assets. On the Closing Date, the Company or its Affiliates will have good and valid title to, or a valid leasehold interest in or valid right to use the tangible Purchased Assets, free and clear of all Encumbrances, except for Permitted Encumbrances, and Seller Parent will have good and valid title to the Intercompany Loans, free and clear of all Encumbrances, except for Permitted Encumbrances. Except for the Intercompany Loans held by Seller Parent and the Delayed Assets and the Delayed Liabilities held by Affiliates of the Company, as of the Closing, no Affiliate of the Company will have any right, title or interest in any Purchased Assets or any Assumed Liabilities.

Section 5.12.    Sufficiency of Assets. Except (i) as set forth in Section 5.12 of the Seller Disclosure Letter, (ii) the assets used to provide the services to Buyer and its Affiliates under the Transition Services Agreement and (iii) the Excluded Assets, the Purchased Assets, collectively, constitute all of the material assets that are (a) owned or leased in connection the operation of the Business or used in connection with the operation of the Business, and (b) necessary and sufficient to operate the Business in all material respects as conducted as of the date hereof by the Company with certain support services from the Company’s Affiliates, assuming receipt of the relevant consents, approvals and authorizations relating to the matters set forth in Section 5.3 of the Seller Disclosure Letter. To the Knowledge of Seller, except as would not reasonably be expected to have a material adverse effect on the Business, taken as a whole, the Purchased Assets are in good working condition and repair (ordinary wear and tear excepted). The Company does not conduct, and has not during the five (5) years prior to the date hereof conducted, any business other than the Business. Nothing in this Section 5.12 constitutes a representation or warranty with respect to non-infringement of any Intellectual Property or Software.

Section 5.13.    No Violation or Litigation. Except as set forth in Section 5.13 of the Seller Disclosure Letter:

(a)    The Company and its Affiliates are, and for the past two (2) years have been, in compliance in all material respects with all applicable Requirements of Law and Court Orders in respect of the Business, other than matters relating to Taxes or compliance with Environmental Laws, Environmental Permits or regulation as a utility, all representations with respect to which are the subject of Section 5.6, Section 5.16 and Section 5.18, respectively;

(b)    (i) as of the date hereof, and during the two (2)-year period prior to the date of this Agreement, other than to the extent arising out of or relating to the Greater Lawrence Incident, there is no action, proceeding, suit, litigation, arbitration, mediation or other alternative dispute resolution proceeding (each, an “Action”) pending, or, to the Knowledge of Seller, threatened, against the Business or the Company or the directors, officers or employees of the Company (in their capacities as such), which (A) alleges damages in excess of $4,000,000, (B) has been brought by or on behalf of a Governmental Body and would reasonably be expected to be material to the Company or the Business or (C) seeks injunctive relief or non-monetary damages and would reasonably be expected to be material to the Company or the Business; and (ii) as of the date hereof, other than to the extent arising out of or relating to the Greater Lawrence Incident, Seller has not received written notice of any pending audit, inquiry, examination or investigation by a Governmental Body that would reasonably be expected to be material to the Company or the Business, nor, to the Knowledge of Seller, has any such audit, inquiry, examination or investigation been threatened in writing. Except as set forth in Section 5.13 of the Seller Disclosure Letter, the Company is not subject to any outstanding order issued by any Governmental Body of competent jurisdiction that is material to the Company (other than orders generally applicable to the industry in which the Company operates); and

(c)    as of the date hereof, there is no action, suit or proceeding pending or, to the Knowledge of Seller, threatened that questions the legality of the transactions contemplated by this Agreement or any of the Seller Ancillary Agreements.

Section 5.14.    Contracts.

(a)    Except as set forth in Section 5.14 of the Seller Disclosure Letter (the “Material Contracts”), as of the date of this Agreement, the Company is not a party to or bound by any of the following written agreements or contracts and no Affiliate of the Company is a party to or bound by any of the following written agreements or contracts that primarily relate to the Business:

(i)    agreements with respect to employment, or restricting the employment, of any current or former employee of the Company with an annual salary in excess of $150,000, other than standard employee at-will offer letters, confidentiality agreements and invention assignment agreements;

(ii)    collective bargaining agreements or any other Contracts with a labor union, works council, trade union or other employee representative body (each, a “Labor Union”);

(iii)    agreements for the payment of severance benefits, retention bonuses, sale or transaction bonuses, change of control payments or similar payments to any Business Employee;

(iv)    any natural gas supply, gathering, distribution, transportation or storage Contract with any Third Party which involved the payment by Seller or any of its Affiliates or on behalf of the Business of more than $5,000,000 in the fiscal year ended December 31, 2019;

(v)    agreements, ordinances, or other grant of any municipal franchise relating to the Business (the “Franchises”);

(vi)    any Contract with any Third Party whose arrangements with the Business account for the sale by Seller or any of its Affiliates of any services or products of the Business which involved the payment to the Business of more than $1,000,000 in the fiscal year ended December 31, 2019;

(vii)    any material hedging or other material derivative Contract, including with respect to the purchase or sale of natural gas;

(viii)    any contract requiring the Company to make any community investment of more than $1,000,000;

(ix)    any Real Property Lease that individually involves expenditures in excess of $1,000,000 in any one (1) year;

(x)    any Contract providing for the extension of credit by the Company, other than (i) the extension of credit to customers in the ordinary course of business consistent with past practice and (ii) normal employee advances and other customary extensions of credit in the ordinary course that are not material in amount;

(xi)    any loan agreements, promissory notes, indentures, bonds or other instruments involving indebtedness for borrowed money from Third Party lending sources (excluding intercompany indebtedness and trade accounts) or any guaranties of any such indebtedness;

(xii)    any Contract under which any Third Party has granted a license to use Intellectual Property or Software which is primarily related to and material to the conduct of the Business as currently conducted (other than non-exclusive licenses for the use of third-party Intellectual Property or Software in connection with the sale of products or rendering of services);

(xiii)    any Contract under which Seller or any of its Affiliates has granted a Third Party a license to use any Intellectual Property or Software which is primarily related to and material to the conduct of the Business as currently conducted (other than customer agreements and other non-exclusive licenses granted in the ordinary course of business);

(xiv)    any partnership, joint venture or other similar equity investment agreement that is material to the Business;

(xv)    any Contract with any customer that is not served under tariff rates; or

(xvi)    any covenant not to compete in a Contract described in the preceding clauses (i) through (xiv) of this Section 5.14(a).

(b)    Except as set forth in Section 5.14(b) of the Seller Disclosure Letter, each Material Contract is valid and binding on the Company or its Affiliate party thereto and enforceable in accordance with its terms against the Company or such Affiliate, and to the Knowledge of Seller, each other party thereto, in each case subject to bankruptcy, insolvency, reorganization, moratorium and similar laws of general application relating to or affecting creditors’ rights and to general equity principles. Each Material Contract is in full force and effect and will be in full force and effect in accordance with its terms upon consummation of the transactions contemplated hereby, other than those Material Contracts that expire by their terms on or prior to the Closing and those Material Contracts the failure of which to be in full force and effect would not reasonably be expected to be material to the Business, taken as a whole. Except as set forth on Section 5.14(b) of the Seller Disclosure Letter, Seller, and, to the Knowledge of Seller, each of the other parties thereto, has performed all obligations required to be performed by it under each Material Contract except where any such non-performance has not been or would not, individually or in the aggregate, reasonably be expected to be material to the Business, taken as a whole. Except as set forth on Section 5.14(b) of the Seller Disclosure Letter, Seller has not received any written notice of termination with respect to, and to the Knowledge of Seller, no party has any intention to terminate, any Material Contract or exercise any option not to renew thereunder. Neither the Company nor its Affiliate party thereto is in breach or default under, or, to the Knowledge of Seller, alleged to be, in breach or default under any of the Material Contracts, and, to the Knowledge of Seller, no circumstances or state of facts presently exists which, with the giving of notice or passage of time, or both, would constitute a breach or default under any Material Contract.

Section 5.15.    Benefit Plans.

(a)    Section 5.15(a) of the Seller Disclosure Letter lists each material Benefit Plan.

(b)    With respect to each material Benefit Plan, Seller has made available to Buyer (A) a copy of the plan document and all amendments thereto (or, if a Benefit Plan is not reduced to writing, a written summary of such plan’s key terms) and (B) if applicable, a copy of the most recent IRS determination letter or opinion letter received, (C) if applicable, each trust agreement, insurance contract, account, or other documents that establish the funding of a vehicle for such Benefit Plan, (D) the most recent summary plan description and any summaries of material modifications, (E) if applicable, the Form 5500 annual report for the most recently completed year, including all schedules and attachments, (F) copies of all estimates of potential withdrawal liability or funded status with respect to any Benefit Plan that is subject to Title IV of ERISA from each of the last three (3) years; and (G) any written notices, letters, or other material correspondence within the last three (3) years from any Governmental Body.

(c)    Except as set forth in Section 5.15(c) of the Seller Disclosure Letter, neither the Company nor any of its ERISA Affiliates sponsors, maintains, contributes to, or is required to contribute to or, within the preceding six (6) years has sponsored, maintained, contributed to, or been required to contribute to, or has incurred, or is reasonably expected to incur, any liability or obligation with respect to (i) a “multiemployer plan” as defined in Section 3(37) of the Code, (ii) a plan that is or was subject to Title IV of ERISA or Section 412 of the Code, (iii) a “defined benefit plan” as defined in Section 3(35) of ERISA, or (iv) a “multiple employer plan” subject to Section 413(c) of the Code; and no such liability or obligation is reasonably expected to result in a liability or obligation of Buyer. No prohibited transaction (within the meaning of Code Section 4975 and Section 406 of ERISA has occurred with respect to any Benefit Plan that would reasonably be expected to subject Buyer to a Tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA in an amount which would reasonably be expected to be material to the Company. All liability of the Company and its ERISA Affiliates under Title IV of ERISA that has been incurred with respect to any Benefit Plan described in this Section 5.15(c) in the last six (6) years has been satisfied in all material respects and each of the Company and its ERISA Affiliates has met in all applicable minimum funding requirements under Section 302 of ERISA and Section 412 of the Code with respect to such Benefit Plans.

(d)    Each Benefit Plan, including any associated trust or fund, has been established, and at all relevant times, has been maintained, funded, administered, and operated in compliance in all material respects with its terms and with the applicable requirements of the Code, ERISA and the regulations issued thereunder and any other Requirements of Law.

(e)    Each Benefit Plan which is intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination, or is entitled to rely on an opinion letter, from the IRS as to its qualification under the Code, and to the Knowledge of Seller, no event has occurred since the date of such determination or opinion letter that would reasonably be expected to materially adversely affect the qualified tax-exempt status of any such Benefit Plan and any related trust or result in material liability to the Business.

(f)    There are no material actions, suits or proceedings (other than routine claims for benefits) pending or, to the Knowledge of Seller, threatened in connection with any Benefit Plan that would reasonably be expected to result in a material liability to the Business. No Benefit Plan is, or within the last six (6) years has been, the subject of an examination or audit by a Governmental Body, is the subject of an application or filing under, or is a participant in, a government-sponsored amnesty, voluntary compliance, and self-correction of similar program, in each case, that would reasonably be expected to result in material liability to the Business.

(g)    Except as would not reasonably be expected to be material to the Business, taken as a whole, all contributions and premiums required to be made under the terms of any Benefit Plan to any funds, insurance contracts or trusts established thereunder or in connection therewith have been properly accrued in accordance with GAAP and have been made by the due date thereof (including any valid extension thereof) in accordance with the terms of such Benefit Plans, the terms of any collective bargaining agreement (to the extent applicable) and applicable statutes, laws and regulations, including ERISA, the Patient Protection and Affordability Act, and the Code.

(h)    Except as set forth in Section 5.15(h) of the Seller Disclosure Letter, or as required by this Agreement, the execution, delivery and performance of this Agreement by Seller and the consummation of the transactions contemplated by this Agreement will not (alone or in combination with any other event) (i) entitle any Business Employee to any payment (including severance or unemployment pay), (ii) result in any payment becoming due, accelerate the time of payment or vesting of benefits, or increase the amount of compensation due to any Business Employee, or (iii) result in the forgiveness of any indebtedness of any Business Employee.

(i)    No Benefit Plan, agreement, contract, arrangement, or plan would reasonably be expected to result, separately or in the aggregate, either alone or together with any other event, in the payment of any “excess parachute payment” within the meaning of Section 280G of the Code or in the imposition of an excise Tax under Section 4999 of the Code (or any corresponding provisions of state, local or foreign Tax law). The Company has no obligation to gross up, compensate, reimburse, indemnify or “make-whole” any Business Employee for any penalty or Tax, including those described in or payable by reason of Sections 280G, 409A or 4999 of the Code.

Section 5.16.    Environmental Compliance. Except as set forth in Section 5.16 of the Seller Disclosure Letter, and other than those matters which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the Business, taken as a whole: (i) the Company and the Business are, and for the previous two (2) years have been, in compliance with all applicable Environmental Laws and hold and are in compliance with all Environmental Permits required for ownership of the Owned Real Property or the operation of the Business; (ii) during the past two (2) years, the Company has not been subject to any Order, or received any written notice, and there are no Proceedings pending, or to the Knowledge of Seller, threatened against the Company, in each case, alleging noncompliance with or liability under any Environmental Law or Environmental Permit; (iii) to the Knowledge of Seller, during the past two (2) years, there has been no Release by the Company of any Hazardous Material at the Real Property in a quantity or under conditions that would reasonably be expected to give rise to any liability or remedial obligation on the part of the Company under Environmental Laws; and (iv) during the past two (2) years, the Company has not received written notice that it is or may be liable under Environmental Laws relating to the off-site disposal of Hazardous Materials generated by the operation of the Business.

The representations and warranties set forth in this Section 5.16 are Seller’s sole and exclusive representations relating to Environmental Laws, Environmental Permits and Hazardous Materials.

Section 5.17.    Employee Relations.

(a)    Seller has made available to Buyer a true and complete listing, as of a date no earlier than five (5) Business Days prior to the date hereof, of each Business Employee whose annual base salary exceeds $150,000 (“Key Employees”), along with their annual base salary as of the date hereof and date of hire.

(b)    Except as set forth on Section 5.17(b) of the Seller Disclosure Letter, as of the date of this Agreement the Company is not a party to any collective bargaining or other agreement with any Labor Union representing Business Employees. Except as set forth in Section 5.17(b) of the Seller Disclosure Letter, as of the date of this Agreement: (i) no Labor

Union not a party to a collective bargaining agreement disclosed in accordance with the preceding sentence represents Business Employees and, to the Knowledge of Seller, no Labor Union is attempting, or in the last two (2) years has attempted, to organize such Business Employees; (ii) there is, and for the past two (2) years there has been, no pending or, to the Knowledge of Seller, threatened labor strike, picketing, slowdown, work stoppage, or lockout or material unfair labor practice complaint or grievance affecting the Company; (iii) no notice, consent or consultation obligations with respect to any Business Employee or Labor Union will be a condition precedent to, or triggered by, the execution of this Agreement or the consummation of the transactions contemplated hereby except pursuant to applicable Requirements of Law; and (iv) there is, and for the last two (2) years there has been, no material Action or material Proceeding pending, or to the Knowledge of Seller, threatened against the Business with respect to labor and employment matters.

(c)    To the Knowledge of Seller, no current executive or Key Employee has given notice of termination of employment or otherwise disclosed to Seller plans to terminate employment with the Company within the twelve (12) month period following the date hereof. No executive or Key Employee of the Company is employed under a non-immigrant work visa or other work authorization that is limited in duration. The Company maintains, and has maintained for each of the past two (2) years, a valid Form I-9 for each Business Employee and Former Business Employee.

(d)    With respect to the Business, the Company and each of its Affiliates is, and for the past two (2) years has been, in compliance in all material respects with all applicable Requirements of Law respecting employment and employment practices and terms and conditions of employment, including any provision relating to: wages (including minimum wage and overtime pay), hours of work, withholdings and deductions; classification and payment of employees, independent contractors, and consultants; nondiscrimination, non-harassment and non-retaliation in employment; occupational health and safety; worker’s compensation; plant closings and mass layoffs; and immigration. No executive or Key Employee of the Company has been the subject of any allegation of sexual harassment, sexual assault, sexual discrimination, or other material allegation of misconduct against another person during his or her tenure with the Company.

Section 5.18.    Regulation as a Utility. Except as set forth in Section 5.18 of the Seller Disclosure Letter and except as would not be material to the Business, taken as a whole, all information filed by the Company with or provided by the Company to the MDPU and each Governmental Body exercising regulatory jurisdiction over the Company as a public utility (each, a “Regulatory Entity”) since January 1, 2018, including filings in connection with a prior or pending investigation, inquiry or proceeding before a Regulatory Entity (a “Regulatory Proceeding”), was in all material respects true, correct and complete and complied in all material respects with Requirements of Law, judgments or orders as of the date of such filing. All charges that have been made for utility service and all related fees have in all material respects been charged in accordance with the terms and conditions of valid and effective tariffs. The Company holds all franchises, licenses, certificates, determinations, permits, tariffs, and other authorizations, consents, orders and approvals (collectively, “Regulatory Permits”) from each Regulatory Entity necessary for the conduct of the Business as conducted immediately prior to the date of this Agreement, except for any such Regulatory Permit the failure of which to hold would not reasonably be expected to be material to the Business, taken as a whole. All such Regulatory Permits are in full force and effect and, except as set forth in Section 5.18 of the Seller Disclosure Letter, the Company is in compliance in all material respects with the terms and conditions of such Regulatory Permits. The Company has all Franchises and other rights required under applicable Requirements of Law to provide natural gas distribution service to retail distribution customers located within its service territories in Massachusetts. Except as set forth in Section 5.18 of the Seller Disclosure Letter, the Company is in compliance with all Requirements of Law, judgments or orders applicable to the Company as a public utility or gas utility, except as would not be expected to have a material adverse effect on the Business, taken as a whole. Except as set forth in Section 5.18 of the Seller Disclosure Letter or with respect to the Greater Lawrence Incident, (i) neither the Company nor any of its Affiliates has received any written communication from January 1, 2018 through the date of this Agreement from any Regulatory Entity alleging that the Company or the Business is not in compliance in any material respect with any applicable Regulatory Permit or Requirements of Law and (ii) to the Knowledge of Seller, there are no material ongoing Regulatory Proceedings, inquiries, investigations, proceedings or appeals pending for the amendment, termination or revocation of any Regulatory Permit.

Section 5.19.    Customers; Suppliers.

(a)    Section 5.19(a) of the Seller Disclosure Letter lists the top ten customers of the Business, as measured by the revenue received by the Company, for each of the years 2019, 2018 and 2017, and the Company’s revenue received from each such customer for those years. As of the date hereof, no such top ten customer has canceled or otherwise terminated, and neither Seller nor any of its Affiliates has received written notice from any such top ten customer from 2019 that it intends to terminate or materially decrease or limit its purchases from the Business in 2020 or thereafter.

(b)    Section 5.19(b) of the Seller Disclosure Letter lists the top ten suppliers of the Business (other than interstate pipeline transporters), for each of the years 2019, 2018 and 2017, and the amount of the Company’s purchases from each such supplier for those years.    As of the date hereof, neither Seller nor any of its Affiliates has received written notice from any such top ten supplier from 2019 that it intends to materially limit or decrease or terminate its sales to the Company in 2020 or thereafter.

(c)    Section 5.19(c) of the Seller Disclosure Letter lists the top ten interstate pipeline transporters of the Business, for each of the years 2019, 2018 and 2017, and the amount of the Company’s purchases from each such transporter for those years. As of the date hereof, neither Seller nor any of its Affiliates has received written notice from any such top ten transporter from 2019 that it intends to materially limit or decrease or terminate its provision of interstate pipeline transportation to the Company in 2020 or thereafter.

Section 5.20.    Insurance. Section 5.20 of the Seller Disclosure Letter contains a list of the types of insurance policies and other forms of insurance owned or held by the Company or its Affiliates relating to the Business, or which name the Company as an insured, as of the date of this Agreement (other than any insurance policies relating to any Benefit Plan). Neither the Company nor any of its Affiliates is in material default under any such insurance policies. Except as set forth on Section 5.20 of the Seller Disclosure Letter or with respect to the Greater Lawrence Incident, during the past two (2) years, (a) the Company has not made any claim under any such policy respect to which an insurer has denied or disputed with respect to coverage and (b) no insurer has threatened in writing to cancel any such policy. Such insurance policies and other forms of insurance are of the type and in the amounts customarily carried by Persons conducting a business similar to the Business.

Section 5.21.    Transactions with Affiliates. Section 5.21 of the Seller Disclosure Letter sets forth all loans, leases, Contracts or arrangements between the Company, on the one hand, and any director, officer or employee of the Company, any immediate family member of such Person or any trust, partnership or corporation in which any such Person, to the Knowledge of Seller, has a material economic interest (including in the Business, the Purchased Assets or the Assumed Liabilities), on the other hand, except for amounts due as salaries and bonuses in the ordinary course or under benefit plans (or otherwise under the ordinary course of employment) and reimbursement of ordinary course expenses. Except as set forth on Section 5.21 of the Seller Disclosure Letter, the Company is not indebted to any Affiliate or any director, officer or employee of the Company (or any immediate family member of such Person or any trust, partnership or corporation in which, to the Knowledge of Seller, any such Person has a material economic interest, or any other Affiliate of a Seller), except for amounts due as normal salaries and bonuses or under benefit plans (or otherwise under the normal course of employment) and in reimbursement of ordinary course expenses, and no such Person is indebted to the Company. Except as set forth in Section 5.21 of the Seller Disclosure Letter, no Affiliate of the Company has agreed to, or assumed, any obligation or duty to guaranty or otherwise assume or incur any obligation or liability of the Company. For purposes of this Section 5.21, “immediate family member” shall mean, with respect to a Person, any other Person related to such Person by blood, adoption, legal custody, marriage, civil union or domestic partnership (including a spouse, domestic partner, parent, grandparent, child, grandchild, brother, sister, uncle, aunt, cousin, niece, nephew, mother-in-law, father-in-law, brother-in-law, sister- in-law, daughter-in-law, son-in-law, adopted child, half-sibling, step family member, and lineal descendant or ancestor).

Section 5.22.    No Brokers. No broker, investment banker or other Person, other than Lazard Frères & Co. LLC, the fees and expenses of which will be paid by Seller Parent, is entitled to any broker’s, finder’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Seller.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF BUYER

As an inducement to Seller to enter into this Agreement and to consummate the transactions contemplated hereby, Buyer hereby represents and warrants to Seller as of the date hereof as follows:

Section 6.1.    Organization; Qualification. Buyer is a voluntary association duly organized, validly existing and in good standing under the laws of Massachusetts and has all requisite power and authority under the Declaration of Trust and Chapter 182 of Part I, Title XXII of the Massachusetts General Laws to own or lease and operate its assets and to carry on its businesses in the manner that they were conducted immediately prior to the date of this Agreement. Buyer is duly qualified as a foreign corporation or other organization to do business and, to the extent legally applicable, is in good standing in each jurisdiction where the character of its owned, operated or leased properties or the nature of its activities makes such qualification necessary, except for jurisdictions where the failure to be so qualified or in good standing would not impair the ability of Buyer to perform its obligations hereunder or prevent or materially delay the consummation of any of the transactions contemplated hereby.

Section 6.2.    Authority; Conflicts.

(a)    Buyer has all requisite power and authority under the Declaration of Trust and Chapter 182 of Part I, Title XXII of the Massachusetts General Laws to execute, deliver and perform this Agreement and each of the Buyer Ancillary Agreements. The execution, delivery and performance of this Agreement and the Buyer Ancillary Agreements by Buyer have been duly authorized and approved by all requisite action under the Declaration of Trust and Chapter 182 of Part I, Title XXII of the Massachusetts General Laws and do not require any further authorization or consent of Buyer or its equityholders. This Agreement has been duly authorized, executed and delivered by Buyer and (assuming the valid authorization, execution and delivery of this Agreement by each of Seller Parent and the Company) is the legal, valid and binding agreement of Buyer enforceable in accordance with its terms, and each of the Buyer Ancillary Agreements has been duly authorized by Buyer, and upon execution and delivery by Buyer will be (assuming the valid authorization, execution and delivery by Seller Parent or the Company, as applicable, where Seller Parent or the Company, as applicable, is a party) a legal, valid and binding obligation of Buyer, enforceable in accordance with its terms, subject, in the case of this Agreement and each of the Buyer Ancillary Agreements, to bankruptcy, insolvency, reorganization, moratorium and similar laws of general application relating to or affecting creditors’ rights and to general equity principles.

(b)    The execution and delivery of this Agreement or any of the Buyer Ancillary Agreements by Buyer, the consummation of any of the transactions contemplated hereby or thereby by Buyer and compliance with or fulfillment of the terms, conditions and provisions hereof or thereof by Buyer will not:

(i)    assuming the receipt of all necessary consents and approvals, the filing of all necessary documents and the expiration or termination of any applicable waiting period as described in Section 6.2(b)(ii), result in a breach of the terms, conditions or provisions of, or constitute a default, an event of default or an event creating rights of acceleration, termination or cancellation or a loss of rights under (1) the Declaration of Trust, (2) any note, instrument, contract, agreement, mortgage, lease, franchise or financial obligation to which Buyer is a party or any of its properties is subject or by which they are bound, (3) any Court Order to which Buyer is a party or by which it is bound or (4) any Requirements of Law affecting Buyer, other than, in the case of clauses (2), (3) and (4) above, any such breaches, defaults, rights or loss of rights that, individually or in the aggregate, would not materially impair the ability of Buyer to perform its obligations hereunder or prevent or materially delay the consummation of any of the transactions contemplated hereby; or

(ii)    require the approval, consent, authorization or act of, or the making by Buyer of any declaration, filing or registration with, any Governmental Body, except (1) in connection, or in compliance, with the provisions of the HSR Act or similar Competition Laws in foreign jurisdictions, (2) the MDPU Approval, (3) such consents, approvals, filings and notices as may be required under any Requirements of Law applicable to the Business, (4) such filings as may be required in connection with the Taxes described in Section 2.1(c)(viii) and (5) such approvals, consents, authorizations, declarations, filings or registrations the failure of which to be obtained or made would not, individually or in the aggregate, materially impair the ability of Buyer to perform its obligations hereunder or prevent or delay the consummation of any of the transactions contemplated hereby.

Section 6.3.    No Violation, Litigation or Regulatory Action.

(a)    Except as set forth in Section 6.3 of the Buyer Disclosure Letter:

(i)    as of the date hereof, there are no actions, suits or proceedings pending (with respect to which Buyer has been served or otherwise notified) or, to the Knowledge of Buyer, threatened against Buyer or any of its Affiliates which would, individually or in the aggregate, materially impair the ability of Buyer to perform its obligations hereunder or prevent or delay the consummation of any of the transactions contemplated hereby; and

(ii)    as of the date hereof, there is no action, suit or proceeding pending or, to the Knowledge of Buyer, threatened that questions the legality of the transactions contemplated by this Agreement or any of the Buyer Ancillary Agreements.

(b)    To the Knowledge of Buyer, there exist no facts or circumstances that would reasonably be expected to, individually or in the aggregate, materially impair the ability of Buyer to perform its obligations hereunder or prevent or delay the consummation of any of the transactions contemplated by, or to perform its obligations under, this Agreement and the Buyer Ancillary Agreements.

Section 6.4.    Information. Buyer acknowledges that it has been furnished with such documents, materials and information as Buyer deems necessary or appropriate for evaluating the purchase of the Purchased Assets and assumption of the Assumed Liabilities. Buyer confirms that it has (a) conducted to its satisfaction an independent investigation and verification of the financial condition, results of operations, assets, liabilities, properties and projected operations of the Business and the merits and risks of this purchase, and (b) relied solely on the results of its own independent investigation and verification and the representations and warranties of the Seller expressly and specifically set forth in this Agreement, including the Seller Disclosure Letter, in making its determination to proceed with the transactions contemplated by this Agreement. Buyer further acknowledges that it has had the opportunity to ask questions of, and receive answers from, the directors and officers of Seller and its Affiliates with respect to the Purchased Assets, the Assumed Liabilities and the Business and Persons acting on and Seller’s behalf with respect to the Purchased Assets, the Assumed Liabilities and the Business concerning the terms and conditions of the purchase of the Purchased Assets and assumption of the Assumed Liabilities.

Section 6.5.    Financing. Buyer will have at the Closing sufficient immediately available funds and the financial ability to make all of the payments contemplated to be made by Buyer under this Agreement and Buyer will have at the Closing the resources and capabilities (financial and otherwise) to perform its obligations under this Agreement. Buyer has not incurred any obligation, commitment, restriction or liability of any kind, and is not contemplating or aware of any obligation, commitment, restriction or liability of any kind, in either case which would impair or adversely affect such resources, funds or capabilities.

Section 6.6.    Certain Arrangements. Except as set forth in this Agreement, as of the date hereof, there are no contracts, agreements, arrangements or understandings between Buyer or any of its Affiliates, on the one hand, and any Business Employee or Former Business Employee, on the other hand, relating to the employment of or compensation to be paid to such employee of the Business following the Closing. Except as set forth in this Agreement, as of the date hereof, there are no contracts, agreements, arrangements or understandings between Buyer or any of its Affiliates, on the one hand, and any Business Employee or Former Business Employee, on the other hand, in any way relating to the transactions contemplated by this Agreement or the approval hereof.

Section 6.7.    No Brokers. No broker, investment banker or other Person, other than Goldman Sachs & Co. LLC, the fees and expenses of which will be paid by Buyer, is entitled to any broker’s, finder’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Buyer.

Section 6.8.    Disclosures. Buyer acknowledges that it has been provided with reasonable access and time to review the materials, documents and reports included in the Company’s virtual data room that has been used for due diligence in connection with the transactions contemplated by this Agreement (the “Data Room”). Buyer understands and agrees that Seller shall have no liability, obligation or responsibility in connection with, or arising out of, and Buyer is not relying on, any information disclosed in, or ascertainable from, the materials, documents and reports included in the Data Room; provided that nothing in this Section 6.8 shall limit the representations or warranties set forth in ARTICLE V.

ARTICLE VII

ACTION PRIOR TO THE CLOSING DATE

The respective parties hereto covenant and agree to take the following actions between the date hereof and the Closing Date:

Section 7.1.    Access to Information. Subject to Buyer’s obligations under the Confidentiality Agreement, Seller shall afford to the officers, employees and authorized representatives of Buyer (including independent public accountants and attorneys) reasonable access during normal business hours, upon reasonable advance notice, to the offices, properties, business and financial records (including computer files, retrieval programs and similar documentation) of the Business to the extent Buyer shall reasonably deem necessary in order to operate the Business after the Closing; provided, however, that Seller shall not be required to violate any Requirements of Law, Court Order or obligation of confidentiality or privacy to which Seller is subject, or to waive any privilege which any of them may possess in discharging its obligations pursuant to this Section 7.1. Seller shall not be required to furnish or otherwise make available to Buyer competitively sensitive information relating to areas of the Business in which Buyer or its Affiliates compete against any of them, or any employee personnel file or medical information; provided, however, that if such information is reasonably requested by Buyer, the parties shall use commercially reasonable efforts to make arrangements to provide such information in a manner that preserves the confidential and competitively sensitive nature of such information. Neither Buyer nor any of its officers, employees, agents or representatives shall have access to any personnel of other businesses of Seller or its Affiliates (other than the officers, employees, agents and representatives of the Company), and Buyer shall not conduct any environmental testing or sampling of the Real Property or any other real property occupied by the Company, in each case, without Seller Parent’s prior written consent, which may be withheld in Seller Parent’s sole discretion. Buyer agrees that: (x) such investigation shall be conducted in such a manner as not to interfere unreasonably with the operations of Seller; (y) all requests by Buyer for access or availability pursuant to this Section 7.1 shall be submitted or directed exclusively to an individual to be designated by Seller Parent; and (z) Seller shall not be required to provide any books and records or reports based thereon that it does not maintain or prepare in the ordinary course of business.

Section 7.2.    Notifications. Buyer shall notify Seller Parent, and Seller Parent shall promptly notify Buyer, if it becomes aware of (i) any action, suit or proceeding that shall be instituted or threatened against such party to restrain, prohibit or otherwise challenge the legality of any transaction contemplated by this Agreement or (ii) any Action instituted after the date hereof against it, any of its controlled Affiliates or any of its or its controlled Affiliates’ officers, directors, employees or agents in connection with the Greater Lawrence Incident. Each party hereto shall promptly notify the other if it becomes aware of any action, suit or proceeding that may be threatened, brought, asserted or commenced against Seller or its Affiliates or Buyer or its Affiliates, as the case may be, that would have been listed in Section 5.13 of the Seller Disclosure Letter or Section 6.3 of the Buyer Disclosure Letter, as the case may be, if such action, suit or proceeding had arisen prior to the date hereof.

Section 7.3.    Reasonable Best Efforts.

(a)    Subject to the terms and conditions of this Agreement, each of Buyer and Seller shall, and shall cause their respective Affiliates to, use its reasonable best efforts to (i) cause the transactions contemplated hereby to be consummated as soon as practicable, (ii) make promptly any required submissions and filings (including to obtain the MDPU Required Regulatory Approval) to Governmental Bodies or under applicable Antitrust Laws with respect to the transactions contemplated hereby, (iii) obtain the transfer effective as of the Closing to Buyer of all Permits that are Purchased Assets that are transferrable and the reissuance effective as of the Closing to Buyer of all Permits that are Purchased Assets that are not transferrable (provided, that, in the case of this clause (iii), such reasonable best efforts shall not require Seller or any of its Affiliates to pay any consideration (monetary or otherwise) or make any offer, acceptance or agreement or commitment to any undertaking, term, condition, liability, obligation, commitment, sanction or other measure), (iv) cooperate with the other parties and promptly furnish information required in connection with such submissions and filings to such Governmental Bodies or under such Antitrust Laws, (v) keep the other parties reasonably informed with respect to the status of any such submissions and filings to such Governmental Bodies or under Antitrust Laws, including with respect to: (A) the receipt of any non-action, action, clearance, consent, approval or waiver, (B) the expiration of any waiting period, (C) the commencement or proposed or threatened commencement of any investigation, litigation or administrative or judicial action or proceeding under Antitrust Laws or other applicable Requirements of Law with respect to the transactions contemplated hereby and (D) the nature and status of any objections raised or proposed or threatened to be raised under Antitrust Laws or other applicable Requirements of Law with respect to the transactions contemplated by this Agreement, (vi) obtain all actions or non-actions, approvals, consents, waivers, registrations, permits, authorizations and other confirmations from any Governmental Body necessary to consummate the transactions contemplated hereby as soon as practicable, and (vii) obtain from the Massachusetts Attorney General’s Office an agreement, settlement, compromise or consent (A) to terminate with prejudice all pending Actions, claims or proceedings against Seller and its Affiliates under the jurisdiction of the Massachusetts Attorney General’s Office and (B) undertaking not to commence any new Action or claim against Seller or its Affiliates relating to the Greater Lawrence Incident (provided, that, in the case of this clause (vii), such reasonable best efforts shall not require Seller, Buyer or any of their respective Affiliates to pay any consideration (monetary or otherwise) or make any offer, acceptance or agreement or commitment to any undertaking, term, condition, liability, obligation, commitment, sanction or other measure). For purposes hereof, “Antitrust Laws” means the Sherman Act, the Clayton Act, the HSR Act, the Federal Trade Commission Act and all other applicable Requirements of Law issued by a Governmental Body that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition; and “MDPU Required Regulatory Approval” means the MDPU Approval, including recognition that the applicable rate base for the Business for ratemaking purposes following the Closing shall be the rate base as of the Closing and that Buyer shall have the burden of showing prudence for any adjustments made to rate base after the Closing, but not before the Closing.

(b)    In furtherance and not in limitation of the foregoing each party hereto agrees to (i) make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated by this Agreement as soon as reasonably practicable after the date hereof (and in any event within thirty (30) calendar days after the date hereof, unless the parties otherwise agree to a different date), (ii) supply as soon as practicable any additional information and documentary material that may be requested pursuant to the HSR Act and (iii) use its reasonable best efforts to take, or cause to be taken, all other actions consistent with this Section 7.3 necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act (including any extensions thereof) as soon as practicable.

(c)    Each party hereto agrees to jointly (i) make or cause its controlled Affiliates to make, the appropriate filings as soon as practicable (and in any event not later than sixty (60) days following the date hereof) with the MDPU relating to the transactions contemplated hereby, (ii) supply as soon as practical any additional information and documentary material that may be required or requested by the MDPU and (iii) subject to the other terms and conditions of this Section 7.3, use its reasonable best efforts to take or cause its controlled Affiliates to take, all other actions consistent with this Section 7.3 as necessary to obtain any approvals, consents, waivers, permits, authorizations or other actions or non-actions from the MDPU necessary to close the transactions contemplated hereby as soon as practicable.

(d)    Buyer and Seller shall, subject to applicable Requirements of Law relating to the exchange of information: (i) promptly notify the other of (and if in writing, furnish the other with copies of) any communication to such Person or its controlled Affiliates from a Governmental Body regarding the filings and submissions described in Section 7.3(a), and permit the other to review and discuss in advance (and to consider in good faith any comments made by the other in relation to) any proposed written response to any communication from a Governmental Body regarding the filings and submissions described in Section 7.3(a), (ii) keep the other reasonably informed of any developments, meetings or discussions with any Governmental Body in respect of any filings, investigation or inquiry concerning the filings and submissions described in Section 7.3(a) and (iii) not independently participate (or permit its controlled Affiliates to participate) in any meeting or discussions with any Governmental Body in respect of any filings, investigation or inquiry concerning the filings and submissions described in Section 7.3(a) without giving the other prior notice of such meeting or discussions and, unless prohibited by such Governmental Body, the opportunity to attend or participate; provided, however, that the parties shall be permitted to redact any correspondence, filing, submission or communication to the extent such correspondence, filing, submission or communication contains competitively or commercially sensitive information and provided further that neither Seller nor Buyer or any of their respective Affiliates shall be required to violate any Requirements of Law, Court Order or obligation of confidentiality or privacy, to which Seller, Buyer or any such Affiliate is subject, or to waive any privilege which any of them may possess in discharging its obligations pursuant to this Section 7.3 (provided, that each party shall use all reasonable efforts, such as the entry into a joint defense agreement, to permit the discharge of such obligations without the loss of such privilege).

(e)    In furtherance and not in limitation of the foregoing, but subject to the other terms and conditions of this Section 7.3, Buyer agrees to take, or cause its Affiliates to take, promptly any and all steps necessary to avoid, eliminate or resolve each and every impediment and obtain all clearances, consents, approvals and waivers under Antitrust Laws or other applicable Requirements of Law that may be required by any Governmental Body, so as to enable the parties to close the transactions contemplated by this Agreement as soon as practicable, including (x) offering, settling, accepting, and agreeing, committing to agree or consenting to, any undertaking, term, condition, liability, obligation, commitment, sanction or other measure and (y) committing to and effecting, by consent decree, hold separate orders, trust or otherwise, (i) the sale, license, holding separate or other disposition of assets or businesses of Buyer or any of its subsidiaries, (ii) terminating, relinquishing, modifying, or waiving existing relationships, ventures, contractual rights, obligations or other arrangements of Buyer or its subsidiaries and (iii) creating any relationships, ventures, contractual rights, obligations or other arrangements of Buyer or its subsidiaries (each action described in clause (x) and (y), a “Remedial Action”); provided, however, that any Remedial Action may, at the discretion of Buyer, be conditioned upon consummation of the transactions contemplated by this Agreement.

(f)    In furtherance and not in limitation of the foregoing, but subject to the other terms and conditions of this Section 7.3, in the event that any litigation or other administrative, judicial, arbitral or other proceeding is commenced or threatened or is reasonably foreseeable challenging any of the transactions contemplated by this Agreement and such litigation, action or proceeding seeks, or would reasonably be expected to seek, to prevent, materially impede or materially delay the consummation of the transactions contemplated hereby, Buyer shall use reasonable best efforts to take, or cause its Affiliates to take, any and all action, including a Remedial Action, to avoid or resolve any such litigation, action or proceeding as promptly as practicable. In addition, each of Buyer and Seller and their respective controlled Affiliates shall cooperate with the other and use its reasonable best efforts to contest, defend and resist any such litigation, action or proceeding and to have vacated, lifted, reversed or overturned any ruling, decree, judgment, injunction or other Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents, delays, interferes with or restricts consummation of the transactions contemplated hereby as promptly as practicable.

(g)    From the date hereof until the earlier of the Closing Date and the date this Agreement is terminated pursuant to ARTICLE XII, Buyer shall not, nor shall it permit its subsidiaries to, acquire or dispose of or agree to acquire or dispose of any rights, assets, business, Person or division thereof (through acquisition, license, joint venture, collaboration or otherwise), if such acquisition or disposition would reasonably be expected to materially increase the risk of not obtaining any applicable clearance, consent, approval or waiver under Antitrust Laws or other applicable Requirements of Law with respect to the transactions contemplated hereby, or would reasonably be expected to materially prevent or prohibit or impede, interfere with or delay obtaining any applicable clearance, consent, approval or waiver under Antitrust Laws or other applicable Requirements of Law with respect to the transactions contemplated hereby.

(h)    Notwithstanding the obligations set forth in this Agreement, Buyer and its Affiliates shall not be required to, and, without the prior written consent of Buyer (which consent may be withheld at Buyer’s sole discretion), Seller shall not, in connection with obtaining any consent or approval of any Governmental Body in connection with this Agreement or the transactions contemplated hereby, offer, settle, accept, or agree, commit to agree or consent to, any undertaking, term, condition, liability, obligation, commitment, sanction or other measure (including any Remedial Action), that constitutes a Burdensome Condition. For purposes of this Agreement, “Burdensome Condition” shall mean any undertakings, terms, conditions, liabilities, obligations, commitments, sanctions or other measures (including any Remedial Action) that, individually or in the aggregate, would have or would be reasonably likely to have, a material adverse effect on the financial condition, results of operations, assets or liabilities of the Business, taken as a whole.

(i)    Buyer shall promptly notify Seller Parent and Seller Parent shall promptly notify Buyer of any notice or other communication from any Governmental Body alleging that such Governmental Body’s consent is or may be required in connection with or as a condition to the consummation of the transactions contemplated by this Agreement.

(j)    Notwithstanding anything to the contrary contained in this Section 7.3, neither Seller nor any of its Affiliates shall under any circumstance be required in connection with this Agreement to offer or accept, or agree, commit to agree or consent to, any undertaking, term, condition, liability, obligation, commitment, sanction or other measure (other than undertakings, terms, conditions, liabilities, obligations, commitments, sanctions or other measures (including monetary payments) that the board of directors of Seller Parent reasonably determines in good faith is reasonable after taking into account any other undertakings, terms, conditions, liabilities, obligations, commitments, sanctions or other measures (including monetary payments) made or to be made by the Company or any of its Affiliates in connection with this Agreement).

(k)    Buyer and Seller acknowledge and agree that Section 11.6 and not this Section 7.3 shall govern with respect to any communications, developments, meetings, discussions or other matters with any Governmental Body relating to the Greater Lawrence Incident.

Section 7.4.    Operations Prior to the Closing Date.

(a)    Except as (i) set forth in Section 7.4(a) of the Seller Disclosure Letter, (ii) contemplated by this Agreement, (iii) with the written approval of Buyer (which Buyer agrees shall not be unreasonably withheld, conditioned or delayed), (iv) as may be required to comply with any applicable Requirements of Law or (v) as may be required or reasonably deemed to be advisable in connection with the Greater Lawrence Incident (provided, that, in the case of this clause (v), (1) the prior written approval of Buyer (which shall not be unreasonably withheld, conditioned or delayed) shall be required if such action or omission materially and adversely affects the Business, taken as a whole, and (2) such efforts or actions of Seller shall, in all material respects, be in compliance with all orders of the MDPU), the Company shall (and Seller Parent shall cause the Company to) use its commercially reasonable efforts (x) to operate and carry on the Business in the ordinary course substantially in the same manner as conducted prior to the date hereof and (y) to preserve the Business and goodwill of the suppliers, contractors, licensors, employees, customers, distributors and others having business relations with the Business.

(b)    Notwithstanding Section 7.4(a), except (A) as set forth in Section 7.4(b) of the Seller Disclosure Letter, (B) as contemplated by this Agreement, (C) with the written approval of Buyer (which Buyer agrees shall not be unreasonably withheld, conditioned or delayed), (D) as may be required or reasonably deemed to be advisable to comply with any applicable Requirements of Law or (E) as may be required in connection with the Greater Lawrence Incident; provided, that, in the case of this clause (E), (1) the prior written approval of Buyer (which shall not be unreasonably withheld or delayed) shall be required if such action or omission materially and adversely affects the Business, taken as a whole, and (2) such efforts or actions of Seller shall, in all material respects, be in compliance with all orders of the MDPU:

(i)    Seller shall not make any material change in the Business;

(ii)    the Company shall not declare, set aside, make or pay any dividend or other distribution other than dividends or distributions of cash or cash equivalents;

(iii)    the Company shall not create, incur or assume, or agree to create, incur or assume, any indebtedness for borrowed money (other than money borrowed or advances from any of the Company’s Affiliates in the ordinary course of business and that will be settled or repaid in full, or canceled or terminated, at or prior to Closing);

(iv)    Seller shall not (A) increase the compensation, bonus, or pension, welfare, severance or other material fringe benefits payable to, or make any new equity or equity-based awards to, any Business Employee or Former Business Employee (except for increases in pension or welfare benefits under broad-based plans (other than the Company Pension Plans) made in the ordinary course of business consistent with past practice with respect to which Seller shall be solely obligated); (B) pay or grant any severance, termination or change-of-control benefit to any Business Employee or Former Business Employee; (C) adopt, amend, modify or terminate any Benefit Plan, including any plan, policy, agreement or arrangement that would be a Benefit Plan had it been in effect as of the date hereof, or increase benefits provided pursuant to any Benefit Plan or amend the terms of any outstanding equity-based awards (except for adoption, amendment, modification, termination of or benefit increases with respect to broad-based plans in the ordinary course of business consistent with past practice with respect to which Seller shall be solely obligated); (D) take any action to accelerate the vesting, payment or funding of compensation or benefits with respect to any Business Employee or Former Business Employee under any Benefit Plan; (E) change the manner in which contributions to Benefit Plans are made or the basis on which such contributions are determined, except as may be required by GAAP; or (F) make or forgive any loans to any Business Employee or Former Business Employee; in each of (A) – (F), other than (x) as required by any such plan or existing contractual commitments as of the date hereof or Requirements of Law or (y) (1) other than Key Employees, any increase in base salary for individuals of less than four percent (4%) of the affected individual’s current base salary, (2) with respect to Key Employees, increases in base salary of less than $25,000 or (3) any increase in base salary in the ordinary course of business as a result of the promotion of any individual (which shall, for manager-level employees and above, require the consent of Buyer (not to be unreasonably withheld, conditioned or delayed);

(v)    the Company shall not acquire, or agree to acquire, in any manner, including by merging or consolidating with, or by purchasing a substantial portion of the stock or assets of, any business or any corporation, partnership, association or other business organization or division thereof other than purchases of assets in the ordinary course of business;

(vi)    Seller shall not permit or take any action to cause any of the Purchased Assets to become subject to an Encumbrance (other than a Permitted Encumbrance);

(vii)    Seller shall not sell, lease, license, transfer or otherwise dispose of any Purchased Assets (other than cash or cash equivalents or in the ordinary course of business);

(viii)    Seller shall not modify, amend, waive, extend or renew or terminate any Material Contract, or enter into any contract that would be classified as a Material Contract if in effect on the date hereof (except for entering into Material Contracts that may be terminated without penalty by the Company or its Affiliate party thereto with 90 days’ notice or less);

(ix)    the Company shall not write-down or write-up the value of any Purchased Asset, or other than in the ordinary course of business, write-off any accounts receivable or notes receivable;

(x)    the Company shall not accelerate or delay the payment of accounts payable, accelerate or delay the collection of any notes or accounts receivable or otherwise fail to pay accounts payable and other business obligations or to collect accounts receivable, in each case other than in the ordinary course of business consistent with past practice;

(xi)    the Company shall not adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company;

(xii)    the Company shall not cancel, surrender, allow to expire or fail to renew, any material Permits;

(xiii)    Seller shall not, with respect to the Company or the Business, materially change an existing line of business or enter into a new line of business;

(xiv)    Seller shall not make, change or revoke any material Tax election, elect or change any material method of accounting for Tax purposes, amend any material Tax Return, settle any action in respect of Taxes, or enter into any Contract in respect of Taxes with any Governmental Body, in each case, to the extent the same would be binding on Buyer with respect to the Purchased Assets or the Business following the Closing; or

(xv)    Seller shall not authorize, commit or agree to do any of the foregoing applicable to it.

(c)    Notwithstanding the foregoing, the Company and its Affiliates may cancel intercompany loans (other than the Intercompany Loans).

Section 7.5.    Collection of Receivables. From and after the Closing, Buyer shall have the right and authority to collect for its own account all accounts receivables that are included in the Purchased Assets and to endorse with the name of the Company any checks or drafts received with respect to any accounts receivables. The Company shall promptly deliver to Buyer any cash or other property received by it with respect to such accounts receivables, including any amounts any Third Party has paid as interest thereon.

Section 7.6.    Exclusive Dealing. During the period from the date of this Agreement through the earlier of the Closing or the termination of this Agreement in accordance with its terms, Seller shall not, nor shall it authorize its representatives to, directly or indirectly, (a) initiate or solicit or knowingly encourage or knowingly facilitate any inquiries, offers or proposals from any third party regarding the acquisition of any equity interest in the Company or 50% or more of the Company’s assets (an “Alternative Proposal”), (b) furnish any information with respect to the Company to any Third Party that has made or has informed the Company of its intention to make an Alternative Proposal, (c) participate in or continue any discussions or negotiations with any Third Party regarding an Alternative Proposal or (d) enter into any agreement providing for or otherwise consummate an Alternative Proposal; provided, however, that nothing in the foregoing shall prohibit any discussions or communications with any Governmental Body. During the period from the date of this Agreement through the earlier of the Closing or the termination of this Agreement in accordance with its terms, if the Company receives a bona fide inquiry, offer or proposal from any Third Party with respect to such Third Party making a possible Alternative Proposal (other than any Alternative Proposal involving the acquisition of any direct interest in Seller Parent), the Company shall within 24 hours notify Buyer of such inquiry, offer or proposal. Any such notice to Buyer shall indicate the identity of the Person making such proposal, offer or inquiry and the material terms and conditions thereof. Seller shall not release any Person from, or waive any provision of, any confidentiality or standstill agreement with respect to an Alternative Proposal without the prior written consent of Buyer.

ARTICLE VIII

ADDITIONAL AGREEMENTS

Section 8.1.    Use of Names.

(a)    Other than the Trademarks included in the Purchased Assets, Seller is not conveying ownership rights to Buyer or its Affiliates in or to any of the Trademarks of Seller or any Affiliate of Seller (collectively, the “Retained Names and Marks”). As soon as reasonably practicable following the Closing, but no later than the date that is one (1) year after the Closing Date (the “Post-Closing Usage Period”), Buyer and its Affiliates shall not use in any manner any of the Retained Names and Marks other than the following Trademarks: (i) “NiSource”, (ii) “Bay State Gas”, (iii) “Columbia” or (iv) “Columbia Gas of Massachusetts” (collectively, the “Transitional Marks”).

(b)    Subject to the terms and conditions set forth herein, Seller Parent hereby grants to Buyer, solely for use in the Business, a non-exclusive, non-transferable, non-sublicensable, royalty-free license to use, during the Post-Closing Usage Period, the Transitional Marks, without any modifications thereto, that are used by the Company in the conduct of the Business as currently conducted or presently proposed by the Company to be conducted (collectively, the “Licensed Marks”). Buyer shall: (i) use the Licensed Marks in substantially the same manner as they are used by the Company in the conduct of the Business as currently conducted or presently proposed by the Company to be conducted; (ii) adhere to a level of quality standards and specifications for the use of the Licensed Marks and the protection of goodwill associated therewith that is at least consistent with that which are adhered to by the Company as of the Closing Date; (iii) comply with all applicable Requirements of Law in connection with the use of the Licensed Marks (including the goods or services in connection with which they are used and the sale, offering for sale, marketing, promotion, advertising and distribution of such goods and services); and (iv) not use any of the Licensed Marks in any manner which is reasonably likely to, or does, damage, tarnish, dilute, denigrate, bring in to disrepute or disparage Seller, its Affiliates, the Licensed Marks.

(c)    Seller reserves all rights in and to the Licensed Marks, except those expressly granted to Buyer herein. Buyer acknowledges that the Licensed Marks, and all rights therein and the goodwill pertaining thereto, are owned exclusively by Seller or its Affiliates and agrees that all goodwill generated by the use of the Licensed Marks during the Post-Closing Usage Period shall inure to the sole benefit of Seller and its Affiliates for all purposes. Buyer shall not, and shall cause its Affiliates not to, in any jurisdiction: (i) register or seek to register, directly or indirectly, any of the Licensed Marks or any Trademark confusingly similar to any of the Licensed Marks; (ii) challenge the ownership, use, registrability, validity or enforceability of any of the Licensed Marks, or Seller’s or any of its Affiliates’ rights thereto; or (iii) contest the fact that Buyer’s rights with respect to the Licensed Marks are solely those granted by this Agreement, which rights terminate upon expiration of the Post-Closing Usage Period.

(d)    Except as expressly authorized under Section 8.1(b), Buyer and its Affiliates shall not use, without the prior written consent of Seller Parent, any of the Licensed Marks or any Trademark confusingly similar to any of the Licensed Marks in any (i) advertising or promotional materials or (ii) stationery, business cards, business forms and other similar items included in the Purchased Assets that contain anywhere thereon any of the Licensed Marks. Notwithstanding the foregoing, Buyer and its Affiliates may continue to use the Licensed Marks (A) in connection with making factual and accurate reference in a non-prominent manner that they were formerly affiliated with Seller and its Affiliates, (B) in a manner that would constitute “fair use” under applicable Requirements of Law if any unaffiliated third party made such use or would otherwise be legally permissible for any unaffiliated third party without the consent of the owner thereof, (C) in limited quantities on existing materials for archival or historical purposes, (D) for making references in internal historical, corporate, and tax records and databases, (E) in vestigial references contained in existing computer code and (F) as required by law for record-keeping purposes.

Section 8.2.    Tax Matters.

(a)    Straddle Period. Any Taxes imposed directly on the Purchased Assets with respect to any Straddle Period (other than Transfer Taxes) will be apportioned and prorated between Seller and Buyer as of the Closing Date with Buyer bearing the expense of Buyer’s proportionate share of such Taxes which shall be equal to the product obtained by multiplying (i) a fraction, the numerator being the amount of the Taxes and the denominator being the total number of days in the Straddle Period times (ii) the number of days in the Straddle Period following the Closing Date, and Seller bearing the remaining portion of such Taxes. When any such Taxes become due and owing, the appropriate prorated amounts shall be calculated by Buyer and Seller shall promptly (but not later than ten (10) days after notice of payment due and delivery of reasonable supporting documentation with respect to such amounts) make any payment required so that the correct prorated amount is paid by Seller. Notwithstanding the foregoing, nothing in this Section 8.2(a) shall limit a Buyer’s recovery under this Agreement pursuant to Article XI.

(b)    Transfer Taxes; Bulk Sales. Notwithstanding anything herein to the contrary, any and all real property transfer or gains Taxes, sales Taxes, use Taxes, stamp Taxes, stock transfer Taxes or other similar Taxes imposed on the transactions contemplated by this Agreement (collectively, “Transfer Taxes”), and all Taxes or payments under “bulk sales” or “bulk transfer” or similar laws imposed on the actual transfer from Seller to Buyer of the Purchased Assets pursuant to this Agreement (and not, for the avoidance of doubt, with respect to any Taxes imposed on Seller, with respect to the Purchased Assets or the Business for taxable periods (or portions thereof, as determined in accordance with Section 8.2(a)) on or prior to the Closing Date (including as a transferee or successor or in connection with Massachusetts General Law, Chapter 62C, Section 51), shall be borne fifty percent (50%) by Seller and fifty percent (50%) by Buyer.

(c)    Assistance and Cooperation. After the Closing Date, each of Seller and Buyer shall (and cause their respective Affiliates to):

(i)    assist the other party in preparing any Tax Returns which such other party is responsible for preparing and filing;

(ii)    cooperate fully in preparing for any audits of, or disputes with taxing authorities regarding, any Tax Returns that are required to be filed by or with respect to Seller or the Business;

(iii)    make available to the other and to any taxing authority as reasonably requested all information, records and documents relating to Taxes imposed with respect to the Purchased Assets or the Business;

(iv)    timely sign and deliver such certificates or forms as may be necessary or appropriate to establish an exemption from (or otherwise reduce), or file Tax Returns or other reports with respect to, Taxes described in Section 8.2(b) (relating to sales, transfer and similar Taxes);

provided, that notwithstanding the foregoing or anything to the contrary in this Agreement, none of the parties nor any of their Affiliates shall be required to provide or make available any Tax Returns or Tax information with respect to their respective Consolidated Tax Groups.

(d)    Allocation. Following the Closing, Buyer shall prepare an allocation of the purchase price (as determined for Tax purposes) among the Purchased Assets in accordance with applicable Requirements of Law, including Section 1060 of the Code or any similar provision of state or local law (the “Allocation Schedule”). Such allocation and any adjustments thereto shall be allocated in accordance with the principles set forth on Schedule 8.2. Buyer shall deliver a draft of such Allocation Schedule to Seller Parent within one-hundred twenty (120) days after the Closing Date for Seller Parent’s review and approval. Seller Parent and Buyer shall work in good faith to resolve any disagreements relating to the Allocation Schedule. The Allocation Schedule, to the extent agreed upon between Seller Parent and Buyer (but not with respect to any disagreement relating thereto which cannot be resolved in connection with Seller Parent’s and Buyer’s good faith efforts, and for the avoidance of doubt, the parties shall be permitted to take inconsistent positions with respect to any such disputed items as set forth hereunder) shall be final and binding on the parties and the parties shall file their respective Tax Returns (including IRS Form 8594) in accordance with the Allocation Schedule as mutually agreed upon by Buyer and Seller pursuant to this Section 8.2(d).

Section 8.3.    Employees and Employee Benefits.

(a)    Offers of Employment. Buyer will offer employment to all Business Employees who are (i) actively employed in good standing by Seller (or any of its Affiliates) as of the Closing, effective as of the Closing and (ii) employed in good standing by Seller (or any of its Affiliates) and are on Company-approved leave of absence or disability leave as of the Closing (the “Non-Active Employees”), effective as of the earlier of (i) the date such Business Employee is scheduled to return to work and (ii) six (6) months following the Closing Date or, if later, the expiration of such Business Employee’s statutory return right under applicable Requirements of Law (including statutory return rights following the expiration of military leave). For those Business Employees employed at Closing pursuant to a collective bargaining agreement or any other Contract with a Labor Union (each, a “Union Employee”), such offers will be on terms and conditions established by Buyer, which will include wages and benefits that are substantially comparable in the aggregate to those applicable to Buyer’s employees currently employed pursuant to the collective bargaining agreement between NSTAR Electric Company & NSTAR Gas Company d/b/a Eversource Energy and Utility Workers Union of America, A.F.L.-C.I.O., Local 369, dated June 2, 2018 to June 1, 2021 or the collective bargaining agreement between NSTAR Gas Company d/b/a Eversource Energy and The United Steelworkers, AFL-CIO-CLC, Local 12004, dated March 31, 2020 to March 31, 2024. For those Business Employees who are not Union Employees, Buyer will offer employment to each such Business Employee on terms and conditions of employment, including wages and benefits, that are substantially comparable in the aggregate to similarly situated employees of Buyer and its Affiliates. Any such individual to whom Buyer so offers employment and who accepts such employment and actually provides services to Buyer commencing as of the Closing Date or, with respect to a Non-Active Employee, within six (6) months following the Closing Date (or, if later, the expiration of such Business Employee’s statutory return right under applicable Requirements of Law (including statutory return rights following the expiration of military leave)) is referred to herein as a “Transferring Employee.” Buyer will have no liability with respect to any Non-Active Employee who does not return to active service within six (6) months following the Closing Date (or, if later, the expiration of such Business Employee’s statutory return right under applicable Requirements of Law (including statutory return rights following the expiration of military leave)), or who does not accept such employment or provide service to Buyer.

(b)    Post-Retirement Welfare Plans. Following Closing, each Transferring Employee shall be able to participate in the Buyer OPEB Plans in accordance with the terms of such plans and on terms that are no less favorable than those benefits to which other similarly situated employees of Buyer are entitled under the Buyer OPEB Plans.

(c)    Credit for Service for Paid Time Off, Buyer OPEB Plans and Severance. To the extent that service is relevant for purposes of (i) eligibility for and the calculation of paid time off (including vacation and sick days) or severance benefits under any employee benefit plan, program or arrangement established or maintained by Buyer or any of its Affiliates for the benefit of the Transferring Employees following the Closing Date or (ii) eligibility for and level of benefits under the Buyer OPEB Plans, such plan, program or arrangement shall credit such Transferring Employees for service earned on and prior to the Closing Date with the Company, Seller, any of their Affiliates or any of their predecessors in addition to service earned with Buyer or any of Buyer’s Affiliates following the Closing Date.

(d)    Converted Restricted Cash Awards. Section 8.3(d) of the Seller Disclosure Letter sets forth a schedule of Converted Restricted Cash Awards (as defined in Section 8.3(d) of the Seller Disclosure Letter).

(e)    Bonuses. Seller shall, or shall cause its Affiliates to, pay to each Transferring Employee the bonus amounts such Transferring Employee earns for the 2020 calendar year under the bonus programs (including applicable collective bargaining agreements) maintained by Seller or its Affiliates for such Transferring Employee pursuant to the terms of such bonus programs and based on the actual achievement of the underlying performance goals, but only to the extent such amounts have not been paid prior to the Closing Date, and pro-rated for the number of days during 2020 that the Transferring Employee was employed by Seller and its Affiliates. Any bonus paid pursuant to this Section 8.3(e) shall be paid at the same time 2020 bonuses are paid to employees of Seller and its Affiliates (but in any event no later than March 15, 2021).

(f)    Defined Benefit Pension Plan Transfers. In advance of Closing, Seller Parent and the Company (i) may, in their discretion and after receiving written consent from Buyer (which shall not be unreasonably withheld, conditioned or delayed), take all actions necessary to merge the Company Pension Plans into a single Pension Plan (the “Merged Company Pension Plan”), (ii) shall take all actions necessary to, with respect to all active employees with an accrued pension benefit in the Merged Company Pension Plan who will not be a Transferring Employee but whose employment will remain with Seller Parent or an Affiliate of Seller Parent after Closing and with respect to all former employees who are not Former Business Employees, transfer all liabilities for all such accrued pension benefits in the Merged Company Pension Plan to one or more of the Other Seller Pension Plans, and (iii) shall take all actions necessary to, with respect to all Transferring Employees with an accrued pension benefit in one or more of the Other Seller Pension Plans, transfer all liabilities for all such accrued pension benefits in the Other Seller Pension Plans to the Merged Company Pension Plan. Following the foregoing and as soon as practicable thereafter to effectuate the dual pension transfers in the previous sentence, Seller Parent and the Company shall take all actions necessary to transfer assets from the subtrust for the Merged Company Pension Plan to the subtrust for the Other Seller Pension Plans and transfer assets from the subtrust for the Other Seller Pension Plans to the subtrust for the Merged Company Pension Plan in accordance with Section 414(l) of the Code and Section 4044 of ERISA. The amount of such transfers shall be adjusted as necessary to reflect any administrative or investment expenses paid from one of the applicable trusts with respect to transferred pension obligations. As of Closing, Buyer shall assume sponsorship and all responsibility for the Merged Company Pension Plan. Buyer, the Company and Seller Parent shall take such actions as are necessary and reasonable to cause the transfer of sponsorship of the Merged Company Pension Plan to the Buyer as of the Closing and to effect the transfer of the related assets and benefit liabilities of the Merged Company Pension Plan and its trust, including (i) transferring all assets attributable to the Merged Company Pension Plan in the master trust for the Seller Pension Plans to a newly-created trust or an existing trust established by the Buyer for the Merged Company Pension Plan, (ii) making all filings related to such action with respect to the Merged Company Pension Plan required under the Code or ERISA, (iii) implementing all appropriate communications with participants in the applicable Pension Plans, (iv) transferring appropriate records, (v) providing any notices required under any collective bargaining agreement or the governing documents relating to the applicable Pension Plans, and (vi) taking all such other actions as may be necessary and appropriate to implement the provisions of this Section 8.3(f) in a timely manner. Transferring Employees shall be eligible to continue to participate in the Merged Company Pension Plan following the Closing in accordance with the terms of such plan. After the Closing, neither Seller Parent nor any of its Affiliates shall retain any such liabilities related to the Merged Company Pension Plan other than liabilities associated with the administration of the Company Pension Plans or the Merged Company Pension Plan prior to the Closing Date, or the associated merger of the Company Pension Plans into the Merged Company Pension Plan prior to the Closing Date.

(g)    WARN. Buyer shall be responsible for all liabilities or obligations under the WARN Act and similar Requirements of Law resulting from Buyer’s or its Affiliates’ actions following the Closing with respect to any and all Transferring Employees, provided, that Seller and its Affiliates shall be responsible for and shall indemnify and hold harmless the Buyer in respect of any liabilities or obligations under the WARN Act and similar Requirements of Law to the extent arising on account of the aggregation of such actions by Buyer or its Affiliates with terminations of employment by the Seller and its Affiliates within 90 days prior to the Closing.

(h)    No Third-Party Beneficiaries. The provisions of this Section 8.3 are for the sole benefit of the parties to this Agreement, and nothing in this Section 8.3, expressed or implied, is intended or shall be construed to confer upon or give to any Person (including, for the avoidance of doubt, any Transferring Employee or other current or former employee of Seller or any of its Affiliates), other than the parties hereto and their respective permitted successors and assigns, any legal or equitable or other rights or remedies (including any third-party beneficiary rights). Nothing in this Section 8.3 shall (i) constitute or be deemed to constitute the establishment, adoption or amendment of any Benefit Plan or any other benefit or compensation plan, program, policy, Contract, agreement or other arrangement, or (ii) limit the ability of Buyer or any of its Affiliates from amending, modifying or terminating any benefit or compensation plan, program, policy, agreement, arrangement or Contract at any time assumed, established, sponsored or maintained by any of them or terminating the employment of any Transferring Employee.

Section 8.4.    Insurance; Risk of Loss.

(a)    Seller will use commercially reasonable efforts to keep insurance policies (other than any insurance plan maintained in connection with a Benefit Plan) currently maintained in respect of the Business or current or former employees of the Business, as the case may be, or suitable replacements therefor, in full force and effect through the Closing. From and after the Closing, Buyer shall be solely responsible for all insurance coverage solely with respect to the Purchased Assets, Assumed Liabilities and Transferring Employees (other than any insurance plan maintained in connection with a Benefit Plan) and related risk of loss to the extent such loss occurs after the Closing.

(b)    Buyer acknowledges and agrees that Seller shall retain all right, title and interest in and to any GLI Insurance Proceeds and neither Buyer nor any other Buyer Party shall have any right to make any claim, or receive any proceeds or other recoveries, under any insurance policy of Seller with respect to the Greater Lawrence Incident. Buyer shall not take, and shall cause its Affiliates not to take, any action, including any interference with any insurance company subrogation rights, that could reasonably be expected to impede Seller’s ability to obtain any GLI Insurance Proceeds. Buyer shall promptly pay to Seller Parent any GLI Insurance Proceeds received by Buyer or any of its Affiliates and shall have no right of offset, set-off or deduction with respect thereto. Notwithstanding the foregoing, nothing in this Section 8.4(b) shall limit Buyer’s rights or remedies in respect of an Excluded Liability.

Section 8.5.    Release of Guaranties. Buyer shall use reasonable best efforts to cause Seller and its Affiliates to be fully and irrevocably released, as of the Closing Date or as promptly as practicable after the Closing Date, in respect of all obligations under any guaranties, letters of credit, letters of comfort, bid bonds or performance or surety bonds or cash or other collateral obtained or given by Seller or its Affiliates relating to the Business listed in Section 8.5 of the Seller Disclosure Letter (collectively the “Seller Guaranties”). Buyer shall indemnify Seller against any and all losses, liabilities, damages, charges, penalties, fees, costs and expenses arising from any Seller Guarantee following Closing if such a substitution and release is not obtained in accordance with the preceding sentence, except to the extent such substitution and release is not obtained as a result of any action or inaction of Seller. Without limiting the foregoing, after the Closing Date, Buyer will not, and will not permit any of its Affiliates, successors or assigns to, (a) renew, extend, amend or supplement any Contract or otherwise extend the term of or increase any obligation that is covered by or the subject of a Seller Guarantee, (b) transfer to a Third Party any such Contract or other obligation or (c) obtain a release from all obligations under such Contract or other obligation contemplated by clause (a) or (b), without providing Seller with evidence reasonably satisfactory to it that the Seller Guaranty has been irrevocably released. Any cash or other collateral posted by Seller or its Affiliates in respect of any Seller Guaranty shall be delivered to Seller promptly following such release.

Section 8.6.    Fees and Expenses. Whether or not the transactions contemplated hereby are consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby, including the fees and disbursements of counsel, financial advisors and accountants, shall be paid by the party incurring such costs and expenses.

Section 8.7.    Non-Solicitation of Employees. For a period of two (2) years after the Closing Date, Seller shall not, and shall cause its controlled Affiliates not to, without the prior written approval of Buyer, directly or indirectly, solicit, encourage, entice or induce any Transferring Employee to terminate his or her employment with Buyer; provided, however, that Seller shall not be prohibited from placing general advertisements or conducting general employment solicitations (including via a search firm inquiry) that are not targeted at any such individuals, or subsequently hiring or engaging such individuals that respond to such general solicitation.

Section 8.8.    Repayment of Company Notes. Prior to the Closing Date, Seller shall use reasonable best efforts to (a) redeem, repurchase, acquire or otherwise repay (collectively, “Repay” or “Repaid,” as the context requires) all of the outstanding Company Notes and (b) obtain the requisite consent from the holders of the Company Notes such that the Closing would not cause or result in a default or event of default under the Company Indenture (the “Company Notes Consent”); in the case of each of clause (a) and clause (b), in such manner and by such methods as Seller in its reasonable judgment shall determine. On or prior to Closing, Seller shall provide to Buyer written notice of (i) the aggregate principal amount of each series of Company Notes that Seller or any of its Affiliates has Repaid or is irrevocably committed to Repay prior to, or at the time of, the Closing (assuming the Closing occurs), (ii) the aggregate amount of all fees, costs and expenses incurred or paid, or to be incurred or paid, prior to or at the time of Closing in connection with Seller’s efforts to obtain the Company Notes Consent and (iii) a calculation of the Debt Breakage Cost Amount.

ARTICLE IX

CONDITIONS PRECEDENT TO OBLIGATIONS OF BUYER

The obligations of Buyer under this Agreement shall, at the option of Buyer, be subject to the satisfaction or (to the extent permissible under applicable Requirements of Law) waiver, on or prior to the Closing Date, of the following conditions:

Section 9.1.    Regulatory Approvals. (a) The waiting period under the HSR Act shall have expired or been terminated and (b) the MDPU Required Regulatory Approval shall have been obtained.

Section 9.2.    No Order. No court or other Governmental Body having jurisdiction over Buyer or Seller shall have issued any order, decree or ruling which is then in effect and has the effect of restraining or prohibiting the consummation of the Closing.

Section 9.3.    Representations and Warranties. Each of the Fundamental Representations shall be true and correct in all respects, except, in each case, for de minimis inaccuracies, on the Closing Date as though made on the Closing Date (or on the date when made in the case of any representation or warranty that is made as of a specific date). The representations and warranties of Seller set forth in the first sentence of Section 5.5 shall be true and correct in all respects on the Closing Date as though made on the Closing Date. All of the other representations and warranties of Seller set forth in ARTICLE V, when read without any exception or qualification for materiality or Material Adverse Effect, shall be true and correct on the Closing Date as though made on the Closing Date (or on the date when made in the case of any representation or warranty that is made as of a specific date), except for failures of representations and warranties to be true and correct which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 9.4.    Collective Bargaining Agreements. Buyer shall be reasonably satisfied in good faith that it will not be required under any Requirements of Law to maintain terms and conditions of employment established under any collective bargaining agreement or other Contract with any Labor Union to which the Company is a party.

Section 9.5.    Performance of Obligations. Seller shall have performed in all material respects all of its covenants and agreements required by this Agreement to be performed by Seller at or prior to the Closing.

Section 9.6.    Closing Certificate. There shall have been delivered to Buyer a certificate dated the Closing Date, signed on behalf of Seller Parent by a duly authorized officer of Seller Parent, confirming the satisfaction of the conditions set forth in Section 9.3 and Section 9.5.

Section 9.7.    No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred a Material Adverse Effect.

Section 9.8.    Third Party Consents. Seller shall have delivered, or caused to be delivered, to Buyer, all of the consents of Third Parties to assign the Contracts that are set forth in Section 9.8 of the Seller Disclosure Letter, in form and substance reasonably satisfactory to Buyer.

Notwithstanding the failure of any one or more of the foregoing conditions, Buyer may proceed with the Closing without satisfaction, in whole or in part, of any one or more of such conditions and without written waiver.

ARTICLE X

CONDITIONS PRECEDENT TO OBLIGATIONS OF SELLER

The obligations of Seller under this Agreement shall, at the option of Seller, be subject to the satisfaction or (to the extent permissible under applicable Requirements of Law) waiver, on or prior to the Closing Date, of the following conditions:

Section 10.1.    Regulatory Approvals. (a) The waiting period under the HSR Act shall have expired or been terminated, and (b) the MDPU Approval shall have been obtained, which approval shall include the MDPU Required Resolution.

Section 10.2.    No Order. No court or other Governmental Body having jurisdiction over Buyer or Seller shall have issued any order, decree or ruling which is then in effect and has the effect of restraining or prohibiting the consummation of the Closing.

Section 10.3.    Representations and Warranties. Each of the representations and warranties of Buyer set forth in Section 6.1 and Section 6.2(a) shall be true and correct in all respects, except, in each case, for de minimis inaccuracies, on the Closing Date as though made on the Closing Date (or on the date when made in the case of any representation or warranty which specifically relates to an earlier date). All of the other representations and warranties of Buyer set forth in ARTICLE VI, when read without any exception or qualification for materiality, shall be true and correct in all material respects on the Closing Date as though made on the Closing Date (or on the date when made in the case of any representation or warranty which specifically relates to an earlier date), except for failures of representations and warranties to be true and correct which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on Buyer’s ability to consummate the transactions contemplated hereby.

Section 10.4.    Performance of Obligations. Buyer shall have performed in all material respects all of its covenants and agreements required by this Agreement to be performed by Buyer at or prior to the Closing.

Section 10.5.    Closing Certificate. There shall have been delivered to Seller Parent a certificate dated the Closing Date, signed on behalf of Buyer by a duly authorized officer of Buyer, confirming the satisfaction of the conditions set forth in Section 10.3 and Section 10.4.

Section 10.6.    Collective Bargaining Agreements. Each Labor Union with respect to which the Company is party to a collective bargaining agreement governing the employment of Business Employees shall have confirmed, or Seller Parent shall otherwise be reasonably satisfied in good faith, that the Company will have no liability under such collective bargaining agreements arising from the consummation of the transactions contemplated by this Agreement or, following the consummation of the transactions contemplated by this Agreement, with respect to the period on or after the Closing.

Notwithstanding the failure of any one or more of the foregoing conditions, Seller may proceed with the Closing without satisfaction, in whole or in part, of any one or more of such conditions and without written waiver.

ARTICLE XI

INDEMNIFICATION

Section 11.1.    Indemnification by Seller.

(a)    From and after the Closing, Seller agrees to, jointly and severally, indemnify and hold harmless Buyer and its officers, directors, employees, Affiliates, agents and representatives, and each of the heirs, executors, successors and assigns of any of the foregoing (each a “Buyer Indemnitee”) from and against any and all Losses incurred by any Buyer Indemnitee resulting from or arising out of, directly or indirectly:

(i)    any breach of any warranty or the inaccuracy of any representation of Seller contained in this Agreement or the certificate delivered pursuant to Section 9.6; provided, that, qualifications as to materiality, Material Adverse Effect or other qualifiers of similar import contained in such representations and warranties shall not be given effect for determining whether a breach of such representations and warranties has occurred or for purposes of calculating any Losses;

(ii)    any breach by Seller of, or failure by Seller to perform, any of its covenants or obligations contained in this Agreement that are required to be performed at or prior to the Closing;

(iii)    any breach by Seller of, or failure by Seller to perform, any of its covenants and obligations contained in this Agreement that are required to be performed after the Closing;

(iv)    any Excluded Liabilities; and

(v)    Fraud by Seller;

provided, however, that Seller shall be required to indemnify and hold harmless under Section 11.1(a)(i) with respect to Losses incurred by any Buyer Indemnitee only to the extent that:

(x)    other than with respect to Fundamental Representations, the amount of Loss suffered by the Buyer Indemnitees pursuant to Section 11.1(a)(i) related to each individual claim exceeds $200,000 (it being understood that such $200,000 shall be a per claim deductible for which Seller shall bear no indemnification responsibility);

(y)    other than with respect to Fundamental Representations, the aggregate amount of such Losses suffered by the Buyer Indemnitees pursuant to

Section 11.1(a)(i) (other than Losses excluded by clause (x) above) exceeds $5,500,000 (the “Deductible”), in which case the Buyer Indemnitees shall be entitled to recover the aggregate amount of such Losses in excess of the Deductible; and

(z)    other than with respect to Fundamental Representations, the aggregate amount required to be paid by Seller pursuant to Section 11.1(a)(i) shall not exceed $88,000,000 (the “Cap”),

provided, further, that the aggregate amount required to be paid by Seller pursuant to Section 11.1(a)(i) and Section 11.1(a)(v) shall not exceed the Purchase Price.

(b)    The indemnification provided for in Section 11.1(a)(i) and Section 11.2(a)(ii) shall terminate twelve (12) months after the Closing Date (and no claims shall be made by the Buyer Indemnitees under Section 11.1(a)(i) or Section 11.1(a)(ii) thereafter), except that the indemnification by Seller shall continue as to Fundamental Representations until 60 days after the expiration of the relevant statutory period of limitations applicable to the underlying claim, giving effect to any waiver, mitigation or extension thereof; the indemnification provided for in Section 11.1(a)(iii) and Section 11.1(a)(v) shall terminate upon the expiration of the relevant statute of limitations applicable to the underlying claim and the indemnification provided for in Section 11.1(a)(iv) shall survive indefinitely; provided, in each case, that any Losses of which any Buyer Indemnitee has validly given a Claim Notice to Seller in accordance with the requirements of Section 11.3 on or prior to the date such indemnification would otherwise terminate in accordance with this Section 11.1, as to which the obligation of Seller shall continue solely with respect to the specific matters in such Claim Notice until the liability of Seller shall have been determined pursuant to this ARTICLE XI, and Seller shall have reimbursed the Buyer Indemnitee for the full amount of such Losses that are payable with respect to such Claim Notice in accordance with this ARTICLE XI.

Section 11.2.    Indemnification by Buyer.

(a)    From and after the Closing, Buyer agrees to indemnify and hold harmless Seller and its officers, directors, employees, Affiliates, agents and representatives, and each of the heirs, executors, successors and assigns of any of the foregoing (each a “Seller Indemnitee”) from and against any and all Losses incurred by any Seller Indemnitee resulting from or arising out of:

(i)    any breach of any warranty or the inaccuracy of any representation of Buyer contained in this Agreement or the certificate delivered pursuant to Section 10.5;

(ii)    any breach by Buyer of, or failure by Buyer to perform, any of its covenants or obligations contained in this Agreement that are required to be performed at or prior to the Closing;

(iii)    any breach by Buyer of, or failure by Buyer to perform, any of its covenants and obligations contained in this Agreement that are required to be performed after the Closing;

(iv)    any Assumed Liability (provided, that, this clause (iv) shall not limit any recovery of any Buyer Indemnitee under Section 11.1(a));

(v)    any liability in respect of the ownership or operation of the Business and the Purchased Assets following the Closing (provided, that, this clause (v) shall not limit any recovery of any Buyer Indemnitee under Section 11.1(a)); and

(vi)    Fraud by Buyer,

provided, however, that the aggregate amount required to be paid by Buyer pursuant to Section 11.2(a)(i) other than with respect to representations and warranties contained in the first sentence of Section 6.1, Section 6.2(a) and Section 6.7, shall not exceed the Cap;

provided, further, that the aggregate amount required to be paid by Buyer pursuant to Section 11.2(a)(i) and Section 11.2(a)(vi) shall not exceed the Purchase Price.

(b)    The indemnification provided for in Section 11.2(a)(i) and Section 11.2(a)(ii) shall terminate twelve (12) months after the Closing Date (and no claims shall be made by the Seller Indemnitees under Section 11.2(a)(i) or Section 11.2(a)(ii) thereafter), except that the indemnification by Buyer shall continue as to the representations and warranties contained in the first sentence of Section 6.1, Section 6.2(a) and Section 6.7 until 60 days after the expiration of the relevant statutory period of limitations applicable to the underlying claim, giving effect to any waiver, mitigation or extension thereof; the indemnification provided for in Section 11.2(a)(iii) and Section 11.2(a)(vi) shall terminate upon the expiration of the relevant statute of limitations applicable to the underlying claim and the indemnification provided for in Section 11.1(a)(iv) and Section 11.1(a)(v) shall survive indefinitely; provided, in each case, that any Losses of which any Seller Indemnitee has validly given a Claim Notice to Buyer in accordance with the requirements of Section 11.3 on or prior to the date such indemnification would otherwise terminate in accordance with this Section 11.2, as to which the obligation of Buyer shall continue solely with respect to the specific matters in such Claim Notice until the liability of Buyer shall have been determined pursuant to this ARTICLE XI, and Buyer shall have reimbursed the Seller Indemnitee for the full amount of such Losses that are payable with respect to such Claim Notice in accordance with this ARTICLE XI.

Section 11.3.    Notice of Claims. A Buyer Indemnitee or a Seller Indemnitee seeking indemnification hereunder (the “Indemnified Party”) shall give promptly to the party obligated to provide indemnification to such Indemnified Party (the “Indemnitor”) a notice (a “Claim Notice”) describing in reasonable detail the facts giving rise to the claim for indemnification hereunder and shall include in such Claim Notice (if then known) the amount or the method of computation of the amount of such claim, and a reference to the provision of this Agreement or any other agreement, document or instrument executed hereunder or in connection herewith upon which such claim is based; provided, however, that a Claim Notice in respect of any action at law or suit in equity by or against a Third Party as to which indemnification will be sought shall be given promptly after the action or suit is commenced; provided, further, that failure to give such notification shall not affect the indemnification provided hereunder, except to the extent (and only to the extent) the Indemnitor shall have been actually and materially prejudiced as a result of such failure.

Section 11.4.    Determination of Amount.

(a)    After the giving of any Claim Notice pursuant to Section 11.3, the amount of indemnification to which an Indemnified Party shall be entitled under this ARTICLE XI shall be determined: (i) by the written agreement between the Indemnified Party and the Indemnitor; (ii) by a final judgment or decree of any court of competent jurisdiction; or (iii) by any other means to which the Indemnified Party and the Indemnitor shall agree. The judgment or decree of a court shall be deemed final when the time for appeal, if any, shall have expired and no appeal shall have been taken or when all appeals taken shall have been finally determined. The Indemnified Party shall have the burden of proof in establishing the amount of Losses and Expenses suffered by it.

(b)    Buyer and Seller agree to report each indemnification payment made in respect of a Loss as an adjustment to the Purchase Price for federal income Tax purposes.

Section 11.5.    Third-Party Claims.

(a)    Any party seeking indemnification provided for under this Agreement in respect of, arising out of or involving any filed, served, or threatened legal complaint, subpoena, civil investigative demand, regulatory or administrative proceeding, or request to toll the statute of limitations with respect to any of the foregoing (a “Claim”) made by any Third Party against the Indemnified Party shall notify the Indemnitor in writing, and in reasonable detail, of the Third-Party Claim within ten (10) Business Days after receipt by such Indemnified Party of written notice of the Third-Party Claim. Thereafter, the Indemnified Party shall deliver to the Indemnitor, within five (5) Business Days after the Indemnified Party’s receipt thereof, copies of all notices and documents (including court papers) received by the Indemnified Party relating to the Third-Party Claim. Notwithstanding the foregoing, should a party be physically served with a complaint with regard to a Third-Party Claim, the Indemnified Party shall notify the Indemnitor with a copy of the complaint within five (5) Business Days after receipt thereof and shall deliver to the Indemnitor within seven (7) Business Days after the receipt of such complaint copies of notices and documents (including court papers) received by the Indemnified Party relating to the Third-Party Claim. The failure to give notice as provided in this Section 11.5(a) shall not relieve the Indemnitor of its obligations hereunder except to the extent (and only to the extent) it shall have been actually and materially prejudiced by such failure.

(b)    Any notice of a Claim by reason of any of the representations, warranties or covenants contained in this Agreement shall contain a reference to the provision of this Agreement or any other agreement, document or instrument executed hereunder or in connection herewith upon which such Claim is based, the facts giving rise to an alleged basis for the Claim and, if and to the extent then known, an estimate of the amount of the liability asserted against the Indemnitor by reason of the Claim. In the event of the initiation of any legal proceeding against the Indemnified Party by a Third Party, the Indemnitor shall have the right within thirty (30) days of receipt of such notice, at its option and at its own expense, to be represented by counsel of its choice and to control, defend against, negotiate, settle (subject to this Section 11.5(b)) or otherwise deal with any such proceeding, which relates to any loss, liability or damage indemnified against hereunder; provided, however, that if the Indemnitor does not agree that it will indemnify the Indemnified Party from and against the entirety of any and all Losses the Indemnified Party may suffer from such proceeding, the Indemnified Party may participate in any such proceeding with counsel of its choice, and the Indemnifying Party shall reimburse the Indemnified Party for the reasonable, out-of-pocket attorneys’ fees of a single law firm participating in any such proceeding. Notwithstanding the foregoing, in connection with any Claim as to which the Indemnified Party shall reasonably conclude (i) that there is a material conflict of interest between the Indemnified Party and the Indemnitor in the conduct of the defense of such Claim, (ii) there are specific defenses available to the Indemnified Party that are different from or additional to those available to the Indemnitor and that could be materially adverse to the Indemnitor, (iii) upon petition by the Indemnified Party, a court, arbitration board or administrative agency of competent jurisdiction rules that the Indemnitor failed or is failing to diligently prosecute or defend such Claim, (iv) the Claim would reasonably be likely to result in criminal penalties or material equitable relief or significant reputational harm against the Indemnified Party, and/or (v) if the Indemnified Party reasonably concludes that the Indemnitor will not be financially capable of indemnifying the Claim in its entirety, then the Indemnified Party shall have the right to conduct and control, through counsel of its choosing, the defense of such Claim and the Losses incurred by the Indemnified Party in connection with such defense or settlement (including reasonable attorneys’ fees and expenses of one firm of outside counsel) shall be included in the Losses for which the Indemnified Party shall receive indemnification hereunder. The parties hereto agree to use commercially reasonable efforts to cooperate with each other in connection with the defense, negotiation or settlement of any such legal proceeding or Claim and, upon reasonable request of the other party, to make available to the other party relevant witnesses, pertinent records, materials and information in such party’s possession or under such party’s control relating thereto as is reasonably required by the other party and to the extent that such information does not affect any privilege of either party. To the extent the Indemnitor elects not to defend such Claim within thirty (30) days after the receipt of notice of such Claim from the Indemnified Party by delivering notice to the Indemnitor, the Indemnified Party may retain counsel at the expense of the Indemnitor, and control the defense of such proceeding; provided, however, that the Indemnitor shall be obligated pursuant to this Section 11.5(b) to pay for only one firm of counsel for all Indemnified Parties. Neither the Indemnitor nor the Indemnified Party shall settle any such proceeding which settlement obligates the other party to pay money, to perform obligations or to admit liability without the consent of the other, such consent not to be unreasonably withheld, conditioned or delayed. If the Indemnified Party shall refuse to consent to the settlement of any Third-Party Claim, so long as only money damages are involved and there is no admission of liability or wrongdoing with respect to the Indemnified Party, the liability of the Indemnitor in respect of such Third-Party Claim shall not exceed the amount for which the Third-Party Claim could have been settled plus the amount of the expenses incurred by the Indemnified Party prior to the time of and in connection with the proposed settlement to which it is entitled to indemnification. Within thirty (30) days after any final judgment or award shall have been rendered by a court, arbitration board or administrative agency of competent jurisdiction and the time in which to appeal therefrom has expired, or a settlement shall have been consummated, or the Indemnified Party and the Indemnitor shall arrive at a mutually binding agreement with respect to each separate matter alleged to be indemnified by the Indemnitor hereunder, the Indemnitor shall pay all of the sums so owing to the Indemnified Party by wire transfer, certified check or bank cashier’s check.

(c)    This Section 11.5 (other than Section 11.5(a)) shall not apply with respect to any Third-Party Claims for or in respect of Taxes or Tax Returns.

Section 11.6.    GLI Proceedings.

(a)    From and after the date hereof, Buyer shall cooperate and cause its controlled Affiliates to cooperate and use commercially reasonable efforts to direct its and their representatives to cooperate, with Seller in connection with any GLI Proceeding or any other Action relating to the Greater Lawrence Incident, including by making available to Seller employees of Buyer and its Affiliates.

(b)    For the avoidance of doubt, Buyer shall not, and shall cause the Buyer Parties not to, communicate with any Governmental Body or representative thereof with respect to any GLI Proceeding without Seller Parent’s prior written consent unless (i) required by applicable Requirements of Law, (ii) specifically requested by a Governmental Body or (iii) Buyer has reasonable cause to believe it may be the target of a GLI Proceeding before a Governmental Body, in which case, to the extent legally permissible, Buyer shall keep Seller Parent informed of all such communications (unless such Governmental Body specifically requests that such communications not be shared with Seller), and, to the extent practicable, in advance of such communications or if not practicable to inform Seller Parent in advance of such communications, as promptly as practicable thereafter; provided, that, Buyer shall not be required to keep Seller Parent informed of any such communications if (x) Buyer has reasonable cause to believe informing Seller Parent of such communications would cause Buyer material prejudice in connection such Governmental Body’s investigation or (y) Buyer is controlling the defense of such GLI Proceeding.

(c)    From and after the date hereof, subject to applicable Requirements of Law, (i) Buyer shall keep Seller Parent informed in all material respects and on a current basis of any material communication received by any Buyer Party from or given by any Buyer Party to, any Governmental Body with respect to any GLI Proceeding (unless such Governmental Body specifically requests that such communications not be shared with Seller) and (ii) Seller Parent shall have the right to review in advance, and Buyer will consult Seller Parent on, any filing made with, written materials submitted to or testimony provided by any Buyer Party to or before any Governmental Body in connection with any GLI Proceeding; provided, that, Buyer shall not be required to keep Seller Parent informed of any such communications and Seller Parent shall not have the right to review any such filings if (x) Buyer has reasonable cause to believe informing Seller Parent of such communications or providing such filings would cause Buyer material prejudice in connection such Governmental Body’s investigation or (y) Buyer is controlling the defense of such GLI Proceeding.

(d)    Following the Closing, Buyer shall comply with (i) all orders, directives or rules issued by, or under the direction of, any Governmental Body of competent jurisdiction with respect to the Greater Lawrence Incident, including any such order, directive or rule relating to repairs or recovery efforts arising out of or resulting from the Greater Lawrence Incident and (ii) all document preservation obligations related to the Greater Lawrence Incident in existence as of the date hereof; provided, that, Buyer shall have the right to challenge the legality of any such orders, directive, rules or obligations directed to Buyer.

(e)    No Seller Party or Buyer Party shall be required to violate any Requirements of Law, Court Order or obligation of confidentiality or privacy to which such Seller Party or Buyer Party is subject or to waive any privilege which any of them may possess in discharging its obligations pursuant to this Section 11.6 (provided, that Seller and Buyer shall use all reasonable efforts, such as the entry into a joint defense agreement, to permit the discharge of such obligations without the loss of such privilege).

(f)    Notwithstanding anything to the contrary contained in this Agreement, Buyer shall not take, and shall cause its Affiliates and direct all other Buyer Parties not to take, any position that could reasonably be expected to be detrimental to Seller’s conduct of any GLI Proceeding; provided, that Buyer shall not be restricted in its defense of any claim asserted against it in connection with the Greater Lawrence Incident, including any subpoena.

(g)    Buyer shall cause its Affiliates and direct all other Buyer Parties to comply with the provisions of this Section 11.6 to the full extent applicable to Buyer, and Seller Parent shall cause its Affiliates and direct all other Seller Parties to comply with the provisions of this Section 11.6 to the full extent applicable to Seller Parent.

Section 11.7.    Limitations.

(a)    In calculating any Loss, such amounts shall be calculated net of any Third-Party insurance proceeds which have been recovered (after deducting therefrom any amount expended in pursuing or defending any claim) by the Indemnified Party under any insurance policy in connection with the facts giving rise to the right of indemnification and net of any net Tax benefits actually realized by the Indemnified Party (factoring in any Tax costs expected to be realized in connection with lost amortization or depreciation deductions expected in connection thereof) in the year of the Loss or other expenses payable with respect thereto. An Indemnified Party shall use commercially reasonable efforts to make such recoveries. In any case where an Indemnified Party recovers from any Third Party any amount in respect of a matter with respect to which an Indemnitor has indemnified it pursuant to this ARTICLE XI, such Indemnified Party shall promptly pay over to the Indemnitor the amount so recovered (after deducting therefrom the full amount of the expenses incurred by it in procuring such recovery or Taxes imposed on such recovery or on the payment over of such recovery), but not in excess of the sum of (i) any amount previously so paid by the Indemnitor to or on behalf of the Indemnified Party in respect of such matter and (ii) any amount expended by the Indemnitor in pursuing or defending any claim arising out of such matter.

(b)    The right to indemnification and payment of Losses based on any inaccuracy in or breach of any representation, warranty or agreement will not be affected by any investigation conducted, or any knowledge acquired (or capable of being acquired) at any time, whether before or after the execution and delivery of this Agreement or the Closing Date, with respect to the facts as a result of which such representation, warranty or agreement was inaccurate or breached. The waiver of any condition based on the accuracy of any representation or warranty, or on the performance of or compliance with any covenant or obligation, will not affect the right to indemnification, payment of Losses or other remedy based on such representations, covenants and obligations.

(c)    IN NO EVENT SHALL ANY PARTY BE LIABLE FOR ANY EXEMPLARY OR PUNITIVE DAMAGES, LOSS OF REVENUES OR PROFITS OR DIMINUTION OF VALUE OR ANY DAMAGES BASED ON ANY TYPE OF MULTIPLE, WHETHER ARISING UNDER ANY LEGAL OR EQUITABLE THEORY OR ARISING

UNDER OR IN CONNECTION WITH THIS AGREEMENT, ALL OF WHICH ARE HEREBY EXCLUDED BY AGREEMENT OF THE PARTIES REGARDLESS OF WHETHER OR NOT ANY PARTY TO THIS AGREEMENT HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES; PROVIDED THAT THE FOREGOING SHALL NOT (I) APPLY TO THE EXTENT SUCH DAMAGES ARE AWARDED IN CONNECTION WITH A THIRD-PARTY CLAIM OR (II) LIMIT ANY REASONABLY FORESEEABLE CONSEQUENTIAL DAMAGES SOUGHT BY AN INDEMNIFIED PARTY AS A RESULT OF ANY LOSS (SUBJECT TO THE OTHER LIMITATIONS CONTAINS IN THIS ARTICLE XI).

(d)    Seller shall not be required to indemnify and hold harmless Buyer pursuant to Section 11.1(a) to the extent the matter in question was expressly taken into account in the amount of Net Working Capital as finally determined pursuant to Section 4.5(b).

(e)    Except for remedies that cannot be waived as a matter of law and injunctive and provisional relief (including specific performance), if the Closing occurs, this ARTICLE XI shall be the sole and exclusive remedy for breaches of this Agreement (including any covenant, obligation, representation or warranty contained in this Agreement or in any certificate delivered pursuant to this Agreement) or otherwise in respect of the transactions contemplated hereby. The parties may not avoid the limitations on liability, recovery and recourse set forth in this ARTICLE XI by seeking damages for breach of contract, tort or pursuant to any other theory or liability. Any liability for indemnification under this Agreement shall be determined without duplication of recovery by reason of the state of facts giving rise to such liability constituting a breach of more than one representation, warranty, covenant or agreement.

Section 11.8.    Mitigation. From and after the Closing Date, each of the parties agrees to take commercially reasonable steps to mitigate their respective Losses upon and after becoming aware of any event or condition which would reasonably be expected to give rise to any Losses that are indemnifiable hereunder. This Section 11.8 shall not apply to any claims for or in respect of Taxes or Tax Returns.

ARTICLE XII

TERMINATION

Section 12.1.    Termination. Anything contained in this Agreement to the contrary notwithstanding, this Agreement may be terminated at any time prior to the Closing:

(a)    by the mutual written consent of Buyer and Seller Parent;

(b)    by Buyer if Seller shall have breached or failed to perform any of its representations, warranties, covenants or agreements contained in this Agreement, which breach would give rise to the failure of a condition set forth in ARTICLE IX, which breach cannot be or has not been cured by the earlier of (i) thirty (30) days after the date of receipt of written notice of breach from Buyer to Seller Parent and (ii) the Termination Date; provided, however, that Buyer shall not have the right to terminate this Agreement pursuant to this Section 12.1(b), if Buyer is then in material breach of this Agreement;

(c)    by Seller Parent if Buyer shall have breached or failed to perform any of its representations, warranties, covenants or agreements contained in this Agreement, which breach would give rise to the failure of a condition set forth in ARTICLE X, which breach cannot be or has not been cured by the earlier of (i) thirty (30) days after the date of receipt of written notice of breach from Seller Parent to Buyer and (ii) the Termination Date; provided, however, that Seller Parent shall not have the right to terminate this Agreement pursuant to this Section 12.1(c) if Seller is then in material breach of this Agreement;

(d)    by Buyer or Seller Parent if any court or other Governmental Body having jurisdiction over Buyer or Seller shall have issued a final and non-appealable order, decree or ruling permanently restraining, enjoining or otherwise prohibiting the consummation of the Closing; or

(e)    by Buyer or Seller Parent if the Closing shall not have occurred on or before October 26, 2020 (the “Termination Date”) (or such later date as may be agreed to in writing to Buyer and Seller Parent); provided, however, that the right to terminate this Agreement pursuant to this Section 12.1(e) shall not be available to any party whose failure to fulfill any of its obligations contained in this Agreement has been the cause of, or resulted in, the failure of the Closing to have occurred on or prior to the aforesaid dates; provided further that, if on the Termination Date the conditions set forth in Section 9.1 or Section 10.1 are the only conditions (other than those conditions that by their nature are to be satisfied at the Closing) that shall not have been satisfied or waived, then the Termination Date shall be automatically extended up to a total of two (2) times, each time by a period of forty-five (45) calendar days.

Section 12.2.    Notice of Termination. Any party desiring to terminate this Agreement pursuant to Section 12.1 shall give written notice of such termination to the other party to this Agreement.

Section 12.3.    Effect of Termination. If this Agreement is terminated pursuant to this ARTICLE XII, all further obligations of the parties under this Agreement shall terminate (other than this Section 12.3 (Effect of Termination), Section 8.5 (Fees and Expenses), and ARTICLE XIII (Miscellaneous), which provisions shall each survive such termination); provided, however, that nothing in this Section 12.3 shall relieve any party from any liability for a willful breach of this Agreement.

ARTICLE XIII

MISCELLANEOUS

Section 13.1.    Confidential Nature of Information. Each party hereto agrees that all documents, materials and other information which it shall have obtained regarding the other parties during the course of the negotiations leading to the consummation of the transactions contemplated hereby (whether obtained before or after the date of this Agreement), the investigation provided for herein and the preparation of this Agreement and other related documents shall be subject to the Confidentiality Agreement.

Section 13.2.    Governing Law; Submission to Jurisdiction. All issues and questions concerning the construction, validity, interpretation and enforceability of this

Agreement and the exhibits and schedules hereto and any claim or legal proceeding relating to or arising out of the transactions contemplated by this Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware. Subject to Section 4.5, any action or proceeding seeking to enforce any provision of, or based on any right arising out of or otherwise relating to, this Agreement or the transactions contemplated thereby may be brought against any of the parties only in the courts of Delaware, and each of the parties hereto consents to the jurisdiction of such courts (and of the appropriate appellate courts) in any such action or proceeding and waives any objection to venue laid therein.

Section 13.3.    Waiver of Jury Trial. Each party hereby expressly waives any right to trial by jury in any dispute, whether sounding in contract, tort or otherwise, between the parties hereto arising out of or related to the transactions contemplated by this Agreement or any of the Seller Ancillary Agreements or Buyer Ancillary Agreements, or any other instrument or document executed or delivered in connection herewith or therewith. Any party hereto may file an original counterpart or a copy of this Agreement with any court as written evidence of the consent of the parties to the waiver of their right to trial by jury.

Section 13.4.    Public Announcements.

(a)    The initial press release issued by Seller Parent and Buyer concerning this Agreement and the transactions contemplated hereby shall be in a form agreed to by Seller Parent and Buyer, and thereafter until the Closing Date, Seller Parent and Buyer shall consult with each other before issuing, and provide each other with a reasonable opportunity to review and comment upon, any press release or otherwise making any public statements with respect to the transactions contemplated by this Agreement, except (i) to the extent required to comply with applicable Requirements of Law, court process or the New York Stock Exchange, in which case the party issuing such press release or other public statement shall, to the extent practicable and legally permitted, provide the other party with an opportunity to review and comment and (ii) any press release or other public statement that is consistent in all material respects with previous press releases, public disclosures or public statements made by a party hereto in accordance with this Agreement, in each case under this clause (ii) to the extent such disclosure is still accurate.

(b)     Subject to Section 11.6, Buyer shall not, and shall not permit any Buyer Parties to, make any press release or similar public announcement or public communication (or, from the date hereof until the first anniversary of the Closing Date, (x) broad-based internal announcements and broad-based communications to employees of Buyer, the Company or their respective Affiliates and (y) announcements or communications to customers of Buyer, the Company or their respective Affiliates) relating to any GLI Proceeding or any matter that is the subject of a GLI Proceeding unless specifically approved in writing in advance by Seller Parent, which approval may be withheld, conditioned or delayed in Seller Parent’s sole discretion (except that a Buyer Party may make such disclosure (and only such disclosure) as required to comply with applicable Requirements of Law, judicial or regulatory process or the New York Stock Exchange; provided, however, that in such event, Buyer shall cause its Affiliates and direct all other Buyer Parties required to make the disclosure to first (i) notify Seller Parent as promptly as practicable in advance of such disclosure, (ii) provide Seller Parent a reasonable opportunity to review and comment on such disclosure and (iii) consider in good faith any reasonable comments provided by Seller Parent prior to dissemination or publication), in each case, to the extent practicable and legally permitted.

Section 13.5.    Notices. All notices or other communications required or permitted hereunder shall be in writing and shall be deemed to have been duly given (a) when delivered if delivered personally or when sent if sent by electronic mail (provided that telephonic confirmation of electronic mail transmission is obtained, as applicable), (b) upon receipt if sent by registered or certified mail (postage prepaid, return receipt requested) or (c) on the next Business Day if transmitted by nationally recognized overnight courier service, in each case as follows:

If to Buyer, to:

Eversource Energy

Prudential Tower

800 Boylston Street

Boston, MA 02199

Attention: Philip J. Lembo

Email: [***]

with a copy (which shall not constitute notice) to:

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, MA 02199

Attention: Marko Zatylny and Thomas Fraser

Email: marko.zatylny@ropesgray.com; thomas.fraser@ropesgray.com

If to Seller, to:

NiSource Inc.

290 W. Nationwide Blvd.

Columbus, OH 43215

Attention: Donald Brown

Email: [***]

with a copy (which shall not constitute notice) to:

Sidley Austin LLP

One South Dearborn Street

Chicago, Illinois 60603

Attention: Imad I. Qasim and Beth E. Berg

Email: iqasim@sidley.com; bberg@sidley.com

or to such other address as such party may indicate by a notice delivered to the other party hereto.

Section 13.6.    Successors and Assigns; Parties in Interest. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. No party to this Agreement may assign its rights or delegate its obligations under this Agreement without the express prior written consent of the other parties to this Agreement. Notwithstanding the foregoing, to the extent expressly permitted by the MDPU Approval, at or prior to the Closing upon five days’ notice to Seller, Buyer may assign its rights and interest (a) to acquire the Purchased Assets and assume the Assumed Liabilities under this Agreement to a wholly-owned direct or indirect subsidiary of Buyer without Seller’s written consent, and (b) to acquire the Purchased Assets described in clause (y) of Section 2.1(a) to another wholly-owned direct or indirect subsidiary of Buyer without Seller’s written consent; provided that Buyer shall cause any such assignee to remain a wholly-owned direct or indirect subsidiary of Buyer through Closing; and provided further that no such assignment shall relieve Buyer of any of its obligations or liabilities hereunder. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the parties and their respective successors and permitted assigns any legal or equitable right, benefit or remedy of any nature under or by reason of this Agreement. If, after the Closing, the Company liquidates or distributes or transfers all or substantially all of its Company’s assets, then Seller Parent shall assume the Company’s obligations under this Agreement.

Section 13.7.    Access to Records and Employees after Closing.

(a)    Seller and its Affiliates shall have the right to retain copies of all books and records of the Business transferred to Buyer hereunder that relate to periods ending on or prior to the Closing Date. For a period of six years after the Closing Date, Seller and its representatives shall have reasonable access to all of the books and records of the Business transferred to Buyer hereunder to the extent that such access may reasonably be required by Seller in connection with matters relating to or affected by the operations of the Business prior to the Closing Date. Such access shall be afforded by Buyer upon receipt of reasonable advance notice and during normal business hours. Seller shall be solely responsible for any costs or expenses incurred by it pursuant to this Section 13.7(a). Subject to Section 11.6(f), if Buyer shall desire to dispose of any of such books and records prior to the expiration of such six-year period, Buyer shall, prior to such disposition, give Seller a reasonable opportunity, at Seller’s expense, to segregate and remove such books and records as Seller may select.

(b)    For a period of six (6) years after the Closing Date, Buyer and its representatives shall have reasonable access to all of the books and records to the extent related to the Business which Seller or any of its Affiliates may retain after the Closing Date. Such access shall be afforded by Seller and its Affiliates upon receipt of reasonable advance notice and during normal business hours. Buyer shall be solely responsible for any costs and expenses incurred by it pursuant to this Section 13.7(b). If Seller or any of its Affiliates shall desire to dispose of any of such books and records prior to the expiration of such six-year period, Seller shall, prior to such disposition, give Buyer a reasonable opportunity, at Buyer’s expense, to segregate and remove such books and records as Buyer may select.

(c)    Notwithstanding the foregoing provisions of this Section 13.7, neither Seller, Buyer or any of their respective Affiliates shall be required to violate any Requirements of Law, Court Order or obligation of confidentiality or privacy to which Seller, Buyer or any of their respective Affiliates is subject or to waive any privilege which any of them may possess in discharging its obligations pursuant to this Section 13.7 (provided, that each party shall use commercially reasonable efforts, such as the entry into a joint defense agreement, to permit the discharge of such obligations without the loss of such privilege).

Section 13.8.    Entire Agreement; Amendments. This Agreement, the Seller Disclosure Letter, the Buyer Disclosure Letter, the Seller Ancillary Agreements, the Buyer Ancillary Agreements, the annexes, exhibits and schedules referred to herein, the documents delivered pursuant hereto and the Confidentiality Agreement contain the entire understanding of the parties hereto with regard to the subject matter contained herein or therein, and supersede all other prior representations, warranties, agreements, understandings or letters of intent between or among any of the parties hereto. This Agreement shall not be amended, modified or supplemented except by a written instrument signed by an authorized representative of each of the parties hereto.

Section 13.9.    Interpretation. Articles, titles and headings to sections herein are inserted for convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement. The annexes, schedules and exhibits referred to herein shall be construed with and as an integral part of this Agreement to the same extent as if they were set forth verbatim herein. Any disclosure with respect to a Section of this Agreement, including any Section of the Seller Disclosure Letter, shall be deemed to be disclosed for other Sections of this Agreement, including any Section of the Seller Disclosure Letter, to which the relevance of such item is reasonably apparent on the face of such disclosure. Neither the specification of any dollar amount in any representation or warranty contained in this Agreement nor the inclusion of any specific item in any schedule hereto or in the Seller Disclosure Letter is intended to imply that such amount, or higher or lower amounts, or the item so included or other items, are or are not material, and no party shall use the fact of the setting forth of any such amount or the inclusion of any such item in any dispute or controversy between the parties as to whether any obligation, item or matter not described herein or included in any schedule or the Seller Disclosure Letter is or is not material for purposes of this Agreement. Unless this Agreement specifically provides otherwise, neither the specification of any item or matter in any representation or warranty contained in this Agreement nor the inclusion of any specific item in any schedule hereto or in the Seller Disclosure Letter is intended to imply that such item or matter, or other items or matters, are or are not in the ordinary course of business, and no party shall use the fact of the setting forth or the inclusion of any such item or matter in any dispute or controversy between the parties as to whether any obligation, item or matter not described herein or included in any schedule hereto or in the Seller Disclosure Letter is or is not in the ordinary course of business for purposes of this Agreement.

Section 13.10.    Waivers. Any term or provision of this Agreement may be waived, or the time for its performance may be extended, by the party or parties entitled to the benefit thereof. Any such waiver shall be validly and sufficiently authorized for the purposes of this Agreement if, as to any party, it is authorized in writing by an authorized representative of such party. The failure of any party hereto to enforce at any time any provision of this

Agreement shall not be construed to be a waiver of such provision, nor in any way to affect the validity of this Agreement or any part hereof or the right of any party thereafter to enforce each and every such provision. No waiver of any breach of this Agreement shall be held to constitute a waiver of any other or subsequent breach.

Section 13.11.    Partial Invalidity. Wherever possible, each provision hereof shall be interpreted in such manner as to be effective and valid under applicable Requirements of Law, but in case any one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such provision shall be ineffective to the extent, but only to the extent, of such invalidity, illegality or unenforceability without invalidating the remainder of such invalid, illegal or unenforceable provision or provisions or any other provisions hereof, unless such a construction would be unreasonable; provided, that in no event shall Buyer be required to assume an Excluded Liability.

Section 13.12.    Execution in Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be considered an original instrument, but all of which shall be considered one and the same agreement, and shall become binding when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto.

Section 13.13.    Further Assurances.

(a)    Upon the terms and subject to the conditions herein, each of the parties hereto agrees to use reasonable best efforts to take or cause to be taken all action, to do or cause to be done, and to assist and cooperate with the other party in doing, all things necessary, proper or advisable under applicable Requirements of Law to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement, including: (i) the satisfaction of the conditions precedent to the obligations of any of the parties hereto; (ii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the performance of the obligations hereunder; and (iii) the execution and delivery of such instruments, and the taking of such other actions, as the other party hereto may reasonably require in order to carry out the intent of this Agreement.

(b)    Subject to Section 2.2, if any Purchased Asset or Assumed Liability remains vested in or in the possession of the Company or any of its Affiliates following the Closing, the Company shall (or Seller Parent shall cause its applicable Affiliate to) transfer such Purchased Asset or Assumed Liability as soon as reasonably practicable to Buyer or its designee, and Buyer (or its designee) shall accept such Purchased Assets or assume such Assumed Liability, as the case may be, in each case, for no additional consideration. If any Excluded Asset or Excluded Liability is vested in or in the possession of Buyer or any of its Affiliates following Closing, Buyer shall (or Buyer shall cause its applicable Affiliate to) transfer such Excluded Asset or Excluded Liability as soon as reasonably practicable to the Company or its designee, and the Company (or its designee) shall accept such Excluded Assets or assume such Excluded Liability, as the case may be, in each case for no consideration.

(c)    If, within twelve (12) months after the Closing Date, Buyer provides written notice to Seller Parent identifying, or Seller Parent otherwise identifies, any specific asset, property or right that (i) was owned by the Company or one of its Affiliates on the Closing Date, (ii) at the time that such notice is received, or identification is made by Seller Parent, continues to be owned by the Company or one of its Affiliates, (iii) did not constitute a Purchased Asset and (iv) because such asset did not constitute a Purchased Asset, the first sentence of Section 5.12 was not accurate, then Seller Parent shall (or shall cause its applicable Affiliate to) use reasonable best efforts to transfer such asset as soon as reasonably practicable to Buyer or its designee, and pending such transfer, make such asset, property or right available to Buyer, for no consideration. The remedies provided to Buyer under this Section 13.13(c) shall not limit in any manner, or constitute a waiver by Buyer of, any obligations, rights or remedies that may be available to Buyer as a result of any breach by Seller of Section 5.12.

(d)    From time to time following the Closing, as and when requested by a party, the other party shall, and shall cause its Affiliates to, execute such documents and take such further actions as may be reasonably required to carry out the provisions hereof and consummate and evidence the transactions contemplated hereby, including executing and delivering or causing to be executed and delivered to such party such documents as such party or its counsel may reasonably request as necessary for such purpose.

Section 13.14.    No Buyer Shareholder Liability. The Declaration of Trust provides that no shareholder of Buyer shall be held to any liability whatsoever for the payment of any sum of money, or for damages or otherwise, under any contract, obligation or undertaking made, entered into or issued by the trustees of Buyer or by any officer, agent or representative elected or appointed by the trustees of Buyer and no such contract, obligation, or undertaking shall be enforceable against the trustees of Buyer or any of them in their or his individual capacities or capacity and any such contracts, obligations and undertakings shall be enforceable only against the trustees of Buyer as such, and every person, firm, association, trust and corporation having any claim or demand arising out of any such contract, obligation or undertaking shall look only to the trust estate for the payment or satisfaction thereof.

Section 13.15.    Disclaimer of Warranties. EXCEPT AS TO THOSE MATTERS EXPRESSLY COVERED BY THE REPRESENTATIONS AND WARRANTIES IN THIS AGREEMENT, (A) SELLER IS SELLING THE PURCHASED ASSETS ON AN “AS IS, WHERE IS” BASIS AND SELLER DISCLAIMS ALL OTHER WARRANTIES, REPRESENTATIONS AND GUARANTEES WHETHER EXPRESS OR IMPLIED, AND (B) SELLER MAKES NO REPRESENTATION OR WARRANTY AS TO FITNESS, NONINFRINGEMENT, MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE. SELLER MAKES NO IMPLIED WARRANTIES WHATSOEVER. Buyer acknowledges and agrees that, it is not entitled to rely upon, and expressly disclaims any reliance on, any representations or warranties, other statements of fact or opinion, or other information provided by Seller or its representatives to Buyer, whether in any “data room” (virtual or otherwise), management presentation or otherwise, other than the representations and warranties expressly set forth in this Agreement.

Section 13.16.    Specific Performance. The parties hereto agree that irreparable damage may occur in the event that any of the terms or provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, notwithstanding anything to the contrary contained in this Agreement, the parties shall be entitled, in addition to any other remedy to which any party may be entitled at law or in equity, to an injunction or injunctions or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the U.S. or any state having jurisdiction, in each case without the requirement of posting a bond or proving actual damages (which requirements the other parties hereby waive). If on the Termination Date, there is a pending action that has been brought by a party hereto before a court of competent jurisdiction seeking the remedies provided for in this Section 13.16, then, without further action, the Termination Date shall be automatically extended until the date that is five (5) Business Days after the dismissal, settlement or entry of a final and non-appealable order with respect to such action.

Section 13.17.    Legal Representation.

(a)    Buyer acknowledges that each of Sidley Austin LLP (“Sidley”) and Wilmer Cutler Pickering Hale and Dorr LLP (“Wilmer Hale”) represents Seller.

(b)    In any dispute or proceeding arising after the Closing under or in connection with this Agreement or any other agreement contemplated hereby, the parties agree that Seller shall have the right, at its election, to retain the firm of Sidley or Wilmer Hale to represent it and its Affiliates in such matter, and Buyer (on behalf of itself, its Affiliates, directors, officers, employees and representatives and their respective successors and assigns) hereby agrees to waive and consent to any such representation in any such matter.

(c)    Each of the parties agrees that, as to all communications between Sidley and Wilmer Hale on the one hand, and Seller, on the other hand, the attorney-client privilege, attorney work product protection, the expectation of client confidence and all other rights to any evidentiary privilege or protection (“Privileged Information”) belong to Seller and shall not pass to or be claimed by Buyer or any of its Affiliates following the Closing.

(d)    If the transactions contemplated by this Agreement and the other agreements contemplated hereby are consummated: (i) Buyer shall have no right of access to or control over any of Sidley’s or Wilmer Hale’s records related to such transactions; and (ii) because it would be impracticable to remove from the records (including emails and other electronic files) of the Business all Privileged Information, Buyer agrees, and agrees to cause its Affiliates to agree, not to use, examine or rely upon such Privileged Information that may remain in the records of the Business, and the parties agree that no attorney-client privilege, attorney work product or other applicable evidentiary privilege or protection is waived or intended to be waived by allowing such material to remain in the files of the Business.

(e)    Effective as of the Closing, Buyer hereby waives and agrees not to assert, and Buyer agrees to cause its Affiliates and direct each of the other Buyer Parties to waive and not to assert, any conflict of interest arising out of or relating to any representation after the Closing of any Seller Party in any matter involving the Greater Lawrence Incident, by Sidley, Wilmer Hale or any other legal counsel representing any Seller Party prior to the Closing in connection with any pending or potential GLI Proceeding.

Section 13.18.    Non-Recourse. No past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney or representative of Seller or its Affiliates shall have any liability for any obligations or liabilities of Seller under this Agreement or the Seller Ancillary Agreements of or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby and thereby.

[Remainder of page intentionally left blank; signature page follows.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

EVERSOURCE ENERGY

By:	/s/ Philip J. Lembo
Name:	Philip J. Lembo
Title:	Executive Vice President and Chief
Financial Officer

NISOURCE INC.

By:	/s/ Joseph Hamrock
Name:	Joseph Hamrock
Title:	President and Chief Executive Officer

BAY STATE GAS COMPANY

By:	/s/ Donald E. Brown
Name:	Donald E. Brown
Title:	Executive Vice President and Chief
Financial Officer

[Asset Purchase Agreement]